MEMORANDUM OF CHANGES
                         INSURED MUNICIPALS INCOME TRUST
                           230TH INSURED MULTI-SERIES

         This Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the California IM-IT, New York IM-IT and Colorado IM-IT Trusts. Such information has been blacklined in the marked counterpart of the Prospectus submitted with the Amendment. All page numbers below refer to Prospectus Part I.

Page 1. The Trusts in the Fund have been named and the date of the prospectus has been added.

Page 2.  The Summary of Essential Financial Information has been completed.

Pages 3-12. Information relating to the Trusts comprising the Fund is set forth.

Pages 13 and 14. The "Notes to Portfolios" section has been completed.

Pages 15 and 16. The Report of Independent Certified Public Accountants and Statements of Condition have been completed.

Pages 17 and 18.  The "Other Matters - Equivalent Taxable Estimated Current
       Return Tables" have been updated.

Pages 19-21. The "Other Matters - Estimated Cash Flows to Unitholders" section has been completed.

Pages 22 and 23.  The Underwriters have been named in the "Other Matters -
       Underwriting" section.

Back Cover. The names and series numbers of the Trusts and the date of the prospectus have been changed.

                                                              FILE NO. 333-45171
                                                                     CIK #896376

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact Name of Trust:  INSURED MUNICIPALS INCOME TRUST
                            230th INSURED MULTI-SERIES

B.    Name of Depositor:    VAN KAMPEN AMERICAN CAPITAL
                            DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

                              One Parkview Plaza
                              Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

CHAPMAN AND CUTLER                         VAN KAMPEN AMERICAN CAPITAL
Attention:  Mark J. Kneedy                 DISTRIBUTORS, INC.
111 W. Monroe Street                       Attention:  Don G. Powell, Chairman
Chicago, Illinois  60603                   One Parkview Plaza
                                           Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /  Check box if it is proposed that this filing will become effective on
----   April 23, 1998 pursuant to Rule 487.



                        INSURED MUNICIPALS INCOME TRUST,

                           230TH INSURED MULTI-SERIES

                              CROSS REFERENCE SHEET

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

                      FORM N-8B-2                                        FORM S-6
                      ITEM NUMBER                                 HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION
1.    (a)  Name of trust                                  )
      (b)  Title of securities issued                     )   Prospectus Part I Front Cover Page

2.    Name and address of Depositor                       )   Part II-Introduction
                                                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Trust Administration

3.    Name and address of Trustee                         )   Part II-Introduction
                                                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Trust Administration

4.    Name and address of principal                       )   Part I-Other Matters-Underwriting
        underwriter                                       )

5.    Organization of trust                               )   Part II-Introduction

6.    Execution and termination of                        )   Part II-Introduction
        Trust Indenture and Agreement                     )   Part II-Trust Administration

7.    Changes of Name                                     )   *

8.    Fiscal year                                         )   *

9.    Material Litigation                                 )   *



        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.     General information regarding                     )   Part II-Introduction
          trust's securities and rights                   )   Part II-Unitholder Explanations
          of security holders                             )   Part II-Trust Administration

11.     Type of securities comprising                     )   Part II-Introduction
          units                                           )   Part I-Trust Information
                                                          )   Part I-Portfolios

12.     Certain information regarding                     )   *
          periodic payment certificates                   )

13.     (a)  Load, fees, charges and                      )   Part II-Introduction
          expenses                                        )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Unitholder Explanations
                                                          )   Part I-Trust Information
                                                          )   Part II-Trust Administration

        (b)  Certain information regard-                  )   *
               ing periodic payment plan                  )
               certificates                               )

        (c)  Certain percentages                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Unitholder Explanations

        (d)  Certain other fees,                          )   Part II-Unitholder Explanations
               expenses or charges                        )   Part II-Trust Administration
               payable by holders                         )

        (e)  Certain profits to be                        )   Part II-Unitholder Explanations
               received by depositor,                     )   Part I-Other Matters-Underwriting
               principal underwriter,                     )   Part I-Notes to Portfolios
               trustee or affiliated                      )
               persons                                    )

        (f)  Ratio of annual charges                      )   *
               to income                                  )

14.     Issuance of trust's securities                    )   Part II-Unitholder Explanations

15.     Receipt and handling of payments                  )   *
          from purchasers                                 )

16.     Acquisition and disposition of                    )   Part II-Introduction
          underlying securities                           )   Part II-Unitholder Explanations
                                                          )   Part II-Trust Administration

17.     Withdrawal or redemption                          )   Part II-Unitholder Explanations
                                                          )   Part II-Trust Administration

18.     (a)  Receipt and disposition                      )   Part II-Introduction
          of income                                       )   Part II-Unitholder Explanations

        (b)  Reinvestment of distribu-                    )   *
               tions                                      )

        (c)  Reserves or special funds                    )   Part II-Unitholder Explanations
                                                          )   Part II-Trust Administration

        (d)  Schedule of distributions                    )   *

19.     Records, accounts and reports                     )   Part II-Unitholder Explanations
                                                          )   Part II-Trust Administration

20.     Certain miscellaneous provisions                  )   Part II-Trust Administration
          of Trust Agreement                              )

21.     Loans to security holders                         )   *

22.     Limitations on liability                          )   Part I-Portfolios
                                                          )   Part II-Trust Administration

23.     Bonding arrangements                              )   *

24.     Other material provisions of                      )   *
          trust indenture or agreement                    )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.     Organization of Depositor                         )   Part II-Trust Administration

26.     Fees received by Depositor                        )   Part II-Trust Administration

27.     Business of Depositor                             )   Part II-Trust Administration

28.     Certain information as to                         )
          officials and affiliated                        )   *
          persons of Depositor                            )

29.     Companies owning securities of                    )   *
          Depositor                                       )

30.     Controlling persons of Depositor                  )   *

31.     Compensation of Directors                         )   *

32.     Compensation of Directors                         )   *

33.     Compensation of Employees                         )   *

34.     Compensation to other persons                     )   Part II-Unitholder Explanations

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.     Distribution of trust's                           )   Part II-Introduction
          securities by states                            )   Part II-Settlement of Bonds in the Trusts

36.     Suspension of sales of trust's                    )   *
          securities                                      )

37.     Revocation of authority to                        )   *
          distribute                                      )

38.     (a)  Method of distribution                       )

        (b)  Underwriting agreements                      )   Part II-Unitholder Explanations

        (c)  Selling agreements                           )

39.     (a)  Organization of principal                    )
               underwriter                                )
                                                          )   Part II-Trust Administration
        (b)  N.A.S.D. membership by                       )
               principal underwriter                      )

40.     Certain fees received by                          )   *
          principal underwriter                           )

41.     (a)  Business of principal                        )   Part II-Trust Administration
          underwriter                                     )

        (b)  Branch offices of principal                  )   *
          underwriter                                     )

        (c)  Salesmen of principal                        )   *
          underwriter                                     )

42.     Ownership of securities of the                    )   *
          trust                                           )

43.     Certain brokerage commissions                     )
          received by principal                           )   *
          underwriter                                     )

44.     (a)  Method of valuation                          )   Part II-Introduction
                                                          )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Unitholder Explanations
                                                          )   Part II-Trust Administration

        (b)  Schedule as to offering                      )   *
               price                                      )

        (c)  Variation in offering price                  )   Part II-Unitholder Explanations
               to certain persons                         )

45.     Suspension of redemption rights                   )   *

46.     (a)  Redemption valuation                         )   Part II-Unitholder Explanations
                                                          )   Part II-Trust Administration

        (b)  Schedule as to redemption                    )   *
          price                                           )

47.     Purchase and sale of interests                    )   Part II-Unitholder Explanations
          in underlying securities                        )   Part II-Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.     Organization and regulation of                    )   Part II-Trust Administration
          trustee                                         )

49.     Fees and expenses of trustee                      )   Part I-Summary of Essential Financial
                                                          )     Information
                                                          )   Part II-Trust Administration

50.     Trustee's lien                                    )   Part II-Trust Administration

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.     Insurance of holders of trust's                   )
          securities                                      )   *


                                                                 VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-                   )
               ment with respect to                       )
               replacement or elimi-                      )   Part II-Trust Administration
               nation of portfolio                        )
               securities                                 )

        (b)  Transactions involving                       )
               elimination of underlying                  )   *
               securities                                 )

        (c)  Policy regarding substitu-                   )   Part II-Trust Administration
               tion or elimination of                     )
               underlying securities                      )

        (d)  Fundamental policy not                       )   *
               otherwise covered                          )

53.     Tax Status of trust                               )   Part I-Trust Information
                                                          )   Part II-Federal Tax Status

                   VIII. Financial and Statistical Information
54.     Trust's securities during                         )   *
          last ten years                                  )

55.                                                       )
                                                          )

56.     Certain information regarding                     )   *
                                                          )

57. Periodic payment certificates )

58.                                                       )

59.     Financial statements (Instruc-                    )   Part I-Other Matters
          tions 1(c) to Form S-6)                         )

----------------------------------
* Inapplicable, omitted, answer negative or not required


                           VAN KAMPEN AMERICAN CAPITAL
                                PROSPECTUS PART I

             CALIFORNIA INSURED MUNICIPALS INCOME TRUST, SERIES 173


--------------------------------------------------------------------------------


   California Insured Municipals Income Trust, Series 173 (the "Trust") (included in Insured Municipals Income Trust, 230th Insured Multi-Series (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from California state and local taxes when held by residents of California (the "Bonds"). The objective of the Trust is Federal and California tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust".

   The Trust consists of 9 issues of Bonds. None of the Bonds are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: General Purpose, 3 (50%); Water and Sewer, 2 (14%); Certificate of Participation, 1 (13%); Health Care, 1 (12%); Public Building, 1 (8%) and Transportation, 1 (3%). The dollar weighted average maturity of the Bonds is 29 years.

                                             Monthly                Semi-Annual
                                        -------------            ------------
Estimated Current Return:                     4.70%                    4.74%
Estimated Long Term Return:                   4.75%                    4.79%
CUSIP:                                     13033P-78-5              13033P-79-3

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).
   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                 APRIL 23, 1998

  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

Initial Date of Deposit:                  April 23, 1998      Principal Amount of Bonds per Unit (1):        $ 1,001.33
Principal Amount of Bonds:                   $ 3,005,000      Number of Units:                                    3,001


----------------------------------------------------------
PUBLIC OFFERING PRICE
----------------------------------------------------------
Aggregate Offering Price of Bonds              $ 2,853,961
Aggregate Offering Price of Bonds per Unit     $    951.00
  Plus Sales Charge per Unit                   $     49.00
Public Offering Price per Unit (2)             $  1,000.00
Redemption Price per Unit                      $    943.62

----------------------------------------------------------



----------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
----------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Estimated Interest Income         $    49.30   $     49.30
  Less Estimated Expenses (4)     $     2.30   $      1.89
  Less Estimated Insurance
    Expenses                      $       --   $        --
Estimated Net Interest Income     $    47.00   $     47.41



----------------------------------------------------------
ESTIMATED DISTRIBUTIONS
----------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $    1.56 on      $     9.48 on
                      May 25, 1998        July 25, 1998
Normal
  Distribution (3)    $    3.91         $    23.70
Record Dates          10th day of         July 10 and
                      each month          January 10
Distribution Dates    25th day of         July 25 and
                      each month          January 25


-----------------------------------------------------------------
EXPENSES
-----------------------------------------------------------------
                                                         Semi-
                                           Monthly      Annual
                                         -----------  -----------
Sales Charge (% of Public Offering Price)      4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5)                      $     0.91   $      0.51
  Evaluator's Supervisory Fee            $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)         $     0.30   $      0.30
  Other Operating Expenses               $     0.84   $      0.83
                                         -----------  -----------
Total Annual Expenses per Unit           $     2.30   $      1.89
                                         ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (April 28, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.


PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
                                                                                                        PRICE TO
                                                                                                        CALIFORNIA
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       IM-IT
PRINCIPAL        MATURITY DATE OF BONDS(1)(2)                               RATING(3)  FEATURE(4)       TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$      250,000   San Diego, California, Public Facilities Financing Authority,
                   Sewer Revenue Bonds, Series A (FGIC Insured)                        2007 @ 101
                   #5.25% Due 05/15/2022................................    AAA        2018 @ 100 S.F. $   250,562
       350,000   California, Health Facilities Financing Authority, Revenue
                   Refunding Bonds (Sutter Health System) Series C
                   (FSA Insured)                                                       2007 @ 102
                   #5.125% Due 08/15/2022...............................    AAA        2018 @ 100 S.F.     343,406
       100,000   San Joaquin Hills, California, Transportation Corridor Agency,
                   Toll Road, Revenue Capital Appreciation Refunding Bonds,
                   Series A (MBIA Insured)
                   #0.00% Due 01/15/2025................................    AAA                             25,144
       225,000   San Francisco, California, City and County Redevelopment
                   Agency, Hotel Tax Revenue Bonds (FSA Insured)                       2008 @ 102
                   #5.00% Due 07/01/2025................................    AAA        2019 @ 100 S.F.     217,069
       180,000   East Bay, California, Municipal Utility District, Water System
                   Revenue Refunding Bonds (FGIC Insured)                              2006 @ 102
                   #5.00% Due 06/01/2026................................    AAA        2022 @ 100 S.F.     173,986
       500,000   Colton, California, Public Financing Authority, Tax Allocation
                   Revenue Bonds, Series 1998A (Redevelopment Agency
                   for the City of Colton Redevelopment Project) MBIA Insured
                   #5.00% Due 08/01/2027................................    AAA        2008 @ 102          480,995
       400,000   Campbell, California, Certificate of Participation Refunding
                   Bonds, Civic Center Project (MBIA Insured)                          2007 @ 102
                   #5.25% Due 10/01/2028................................    AAA        2020 @ 100 S.F.     397,784
       500,000   Pomona, California, Public Financing Authority, 1998 Refunding
                   Revenue Bonds, Series W (Southwest Pomona Redevelopment
                   Project) MBIA Insured                                               2008 @ 102
                   #5.00% Due 02/01/2030................................    AAA        2025 @ 100 S.F.     480,135
       500,000   San Mateo County, California, Joint Powers Authority, Lease
                   Revenue Bonds, Capital Projects, Series A (FSA Insured)                             2008 @ 101
                   #5.125% Due 07/15/2032...............................    AAA        2029 @ 100 S.F.     484,880
---------------                                                                                        ------------
$    3,005,000                                                                                         $ 2,853,961
===============                                                                                        ============

--------------------------------------------------------------------------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


NOTES TO PORTFOLIO

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from April 20, 1998 to April 21, 1998.

(2) Other information regarding the Bonds is as follows:


        COST TO           PROFIT (LOSS)
        SPONSOR            TO SPONSOR
    ---------------      ---------------
      $ 2,838,303           $ 15,658
    The breakdown of the Preinsured Bond Insurers is as follows: Financial Guaranty 14%, MBIA 50% and FSA 36%.

    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   CALIFORNIA RISK FACTORS. The financial condition of the State of California is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or votor initiatives on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State faces a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund.
   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors, such as natural disasters, complications with exports and industry deregulation. The California economy continues to show weakness in manufacturing, particularly aerospace as well as in the telephone, communications and public utility industries. California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increase demand for government services and which may impede future economic growth.
   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On December 7, 1994, Orange County, California, together with its pooled investment fund (the "Pooled Fund") filed for protection under Chapter 9 of the federal Bankruptcy Code. Many governmental entities kept moneys in the Pooled Fund.
   All outstanding general obligation bonds of the State are rated "A+" by Standard and Poor's and "A1" by Moody's.
   Further information concerning California risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.
   TAX STATUS. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II. In the opinion of Chapman and Cutler, special counsel for the California IM-IT Trust for California tax matters, under existing California law: We have examined the income tax laws of the State of California to determine its applicability to the California IM-IT Trust and to the holders of Units in the California IM-IT Trust who are full-time residents of the State of California ("California Unitholders"). The assets of the California IM-IT Trust will consist of bonds issued by the State of California or a local government of California (the "California Bonds") or by the Commonwealth of Puerto Rico or its authority (the "Possession Bonds") (collectively, the "Bonds"). For purposes of the following opinions, it is assumed that each asset of the California IM-IT Trust is debt, the interest on which is excluded from gross income for federal income tax purposes.
   Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the California IM-IT Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for federal income tax purposes; and (iii) interest on the Bonds, if received directly by a California Unitholder, would be exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax"). This opinion does not address the taxation of persons other than full time residents of California. We have assumed that, at the respective times of issuance of the Bonds, opinions that the Bonds were validly issued and that interest on the Bonds is excluded from gross income for Federal income tax purposes were rendered by bond counsel to the respective issuing authorities. In addition, we have assumed that, with respect to the California Bonds, bond counsel to the issuing authorities rendered opinions that the interest on the California Bonds is exempt from the California Personal Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions that the Possession Bonds and the interest thereon is exempt from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the California IM-IT Trust of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith.
   Based upon the foregoing, and upon an investigation of such matters of law as we considered to be applicable, we are of the opinion that, under existing provisions of the law of the State of California as of the date hereof:
   1. The California IM-IT Trust is not an association taxable as a corporation for purposes of the California Bank and Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the California IM-IT Trust, and the income of such portion of the California IM-IT Trust will be treated as the income of the California Unitholders under the California Personal Income Tax.
   2. Interest on the Bonds which is exempt from tax under the California Personal Income Tax when received by the California IM-IT Trust and which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California IM-IT Trust and distributed to a California Unitholder.
   3. Each California Unitholder of the California IM-IT Trust will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells Units of the California IM-IT Trust, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisors. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in a California Unitholder realizing taxable gain for California Personal Income Tax purposes when a Unit is sold or redeemed for an amount equal to or less than its original cost.
   4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase Units in the California IM-IT Trust is not deductible for purposes of the California Personal Income Tax.
   This opinion relates only to California Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Bank and Corporation Tax Law and such California Unitholders are advised to consult their own tax advisors. Please note, however, that interest on the underlying Bonds attributed to a California Unitholder that is subject to the California Bank and Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax. We have not examined any of the Bonds to be deposited and held in the California IM-IT Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and we express no opinion with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.
   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
                                                                                                       -----------------
  Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181            2,501
  Crowell, Weedon & Company                   One Wilshire Boulevard, Los Angeles, California 90017            100
  Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048       100
  A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103            100
  Gruntal & Company, L.L.C.                   14 Wall Street, New York, New York 10005                         100
  McLaughlin, Piven, Vogel Securities, Inc.   30 Wall Street, 5th Floor, New York, New York 10005              100
                                                                                                       -----------------
                                                                                                              3,001
                                                                                                       =================

   LETTER OF INTENT. A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify under a Letter of Intent each purchase of units of Van Kampen Capital unit investment trusts must equal or exceed $100,000.


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS
   To the Board of Directors of Van Kampen American Capital  Distributors,
Inc. and the Unitholders of California Insured Municipals Income Trust,
Series 173 (included in Insured Municipals Income Trust, 230th Insured Multi-Series):
   We have audited the accompanying statement of condition and the portfolio of California Insured Municipals Income Trust, Series 173 (included in Insured Municipals Income Trust, 230th Insured Multi-Series) as of April 23, 1998. The statement of condition and portfolio are the responsibility of the Sponsor.
Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Insured Municipals Income Trust, Series 173 (included in Insured Municipals Income Trust, 230th Insured Multi-Series) as of April 23, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   April 23, 1998



                             STATEMENT OF CONDITION
                              AS OF APRIL 23, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)                        $    2,853,961
   Accrued interest to the First Settlement Date (1)(2)              32,005
                                                             --------------
         Total                                               $    2,885,966
                                                             ==============
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)          $       32,005
   Interest of Unitholders--
         Cost to investors                                        3,001,000
         Less: Gross underwriting commission                        147,039
                                                             --------------
         Net interest to Unitholders (1)(2)                       2,853,961
                                                             --------------
         Total                                               $    2,885,966
                                                             ==============


---------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.






                                   PROSPECTUS
                                     PART I




                                 APRIL 23, 1998



                        INSURED MUNICIPALS INCOME TRUST,
                           230TH INSURED MULTI-SERIES


             CALIFORNIA INSURED MUNICIPALS INCOME TRUST, SERIES 173







          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056





  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

                           VAN KAMPEN AMERICAN CAPITAL
                                PROSPECTUS PART I

               COLORADO INSURED MUNICIPALS INCOME TRUST, SERIES 86



--------------------------------------------------------------------------------




   Colorado Insured Municipals Income Trust, Series 86 (the "Trust") (included in Insured Municipals Income Trust, 230th Insured Multi-Series (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from Colorado state and local taxes when held by residents of Colorado (the "Bonds"). The objective of the Trust is Federal and Colorado tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust".

   The Trust consists of 9 issues of Bonds. Two of the Bonds are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: General Obligation, 2 (27%); Health Care, 2 (17%); Airport, 1 (12%); Certificate of Participation, 1 (12%); Higher Education, 1 (12%); Transportation, 1 (12%) and General Purpose, 1 (8%). The dollar weighted average maturity of the Bonds is 25 years.

                                             Monthly                Semi-Annual
                                        -------------            ------------
Estimated Current Return:                     4.62%                    4.66%
Estimated Long Term Return:                   4.64%                    4.68%
CUSIP:                                     196497-18-4              196497-19-2

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).
   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                 APRIL 23, 1998

  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

Initial Date of Deposit:                  April 23, 1998      Principal Amount of Bonds per Unit (1):          $ 989.86
Principal Amount of Bonds:                   $ 2,050,000      Number of Units:                                    2,071

----------------------------------------------------------
PUBLIC OFFERING PRICE
----------------------------------------------------------
Aggregate Offering Price of Bonds              $ 1,969,531
Aggregate Offering Price of Bonds per Unit     $    951.00
  Plus Sales Charge per Unit                   $     49.00
Public Offering Price per Unit (2)             $  1,000.00
Redemption Price per Unit                      $    943.67




----------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
----------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual

                                  -----------  -----------
Estimated Interest Income         $    48.59   $     48.59
  Less Estimated Expenses (4)     $     2.39   $      1.98
  Less Estimated Insurance
    Expenses                      $       --   $        --
Estimated Net Interest Income     $    46.20   $     46.61




---------------------------------------------------------
ESTIMATED DISTRIBUTIONS
---------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $       1.53 on     $    9.32 on
                      May 25, 1998        July 25, 1998
Normal
  Distribution (3)    $       3.85        $    23.30
Record Dates          10th day of         July 10 and
                      each month          January 10
Distribution Dates    25th day of         July 25 and
                      each month          January 25



----------------------------------------------------------
EXPENSES
----------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
  Offering Price)                      4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5)               $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)  $     0.30   $      0.30
  Other Operating Expenses        $     0.93   $      0.92
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.39   $      1.98
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (April 28, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.

PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
                                                                                                        PRICE TO
                                                                                                        COLORADO
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       IM-IT
PRINCIPAL        MATURITY DATE OF BONDS(1)(2)                               RATING(3)  FEATURE(4)       TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$      250,000   Colorado Springs, Colorado, School District No. 11,
                   Certificate of Participation (MBIA Insured)
                   #5.00% Due 12/01/2017................................      AAA      2008 @ 100      $   245,435
       250,000   Jefferson County, Colorado, School District No. R-001,
                   General Obligation Bonds, Series A (FGIC Insured)                   2008 @ 101
                   #5.00% Due 12/15/2017................................      AAA      2016 @ 100 S.F.     247,848
       300,000   St. Vrain Valley School District No. RE-1J (Boulder, Larimer
                   and Weld Counties, Colorado) General Obligation Bonds,
                   Series 1997 (FGIC Insured)                                          2007 @ 101
                   #5.00% Due 12/15/2022................................      AAA      2020 @ 100 S.F.     293,193
       250,000   Denver, Colorado, City and County Airport Revenue Bonds,
                   Series E (MBIA Insured)                                             2007 @ 101
                   #5.25% Due 11/15/2023................................      AAA      2018 @ 100 S.F.     249,503
       250,000   University of Northern Colorado, Revenue Refunding Bonds,
                   Auxiliary Facilities System, Series A (AMBAC Assurance
                   Insured)                                                            2008 @ 100
                   #5.00% Due 06/01/2024................................      AAA      2019 @ 100 S.F.     245,142
        50,000   Colorado, Health Facilities Authority, Retirement Facilities,
                   Remarketed Revenue Zero Coupon Bonds (Liberty Hospital)
                   Series B (FSA Insured)
                   #0.00% Due 07/15/2024................................      AAA                           12,741
       300,000   Colorado, Health Facilities Authority, Revenue Bonds (Sisters
                   of Charity Leavenworth) MBIA Insured                                2008 @ 101
                   #5.00% Due 12/01/2025................................      AAA      2019 @ 100 S.F.     290,286
       250,000   E-470 Public Highway Authority, Colorado, Senior Revenue
                   Bonds, Series A (MBIA Insured)                                      2007 @ 101
                   #5.00% Due 09/01/2026................................      AAA      2024 @ 100 S.F.     240,292
       150,000   Puerto Rico, Commonwealth Infrastructure Financing Authority,
                   Revenue Bonds, Special Series A (AMBAC Assurance Insured)                           2008 @ 101
                   #5.00% Due 07/01/2028................................      AAA      2022 @ 100 S.F.     145,091
---------------                                                                                        ------------
$    2,050,000                                                                                         $ 1,969,531
===============                                                                                        ============


---------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from April 6, 1998 to April 21, 1998.
(2) Other information regarding the Bonds is as follows:


          COST TO           PROFIT (LOSS)
          SPONSOR            TO SPONSOR
      ---------------      ---------------
       $1,960,266               $ 9,265

-----------
    The breakdown of the Preinsured Bond Insurers is as follows: AMBAC Assurance 20%, Financial Guaranty 27%, MBIA 51% and FSA 2%.

    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   COLORADO RISK FACTORS. The financial condition of the State of Colorado is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Colorado has an expenditure limitation which it breached in fiscal year 1997.
   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be dependent on services and trade, with construction reporting large gains in recent years. These sectors tend to be cyclical. Rapid job growth has kept unemployment low. There is no guarantee that such conditions will continue.
   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.
   Further information concerning Colorado risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.
   TAX STATUS. For a discussion of the Federal tax status of income earned on Colorado IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II. The assets of the Colorado Trust will consist of interest-bearing obligations issued by or on behalf of the State of Colorado ("Colorado") or counties, municipalities, authorities or political subdivisions thereof (the "Colorado Bonds") or by the Commonwealth of Puerto Rico (the "Puerto Rico Bonds") (collectively, the "Bonds") the interest on which is expected to qualify as exempt from Colorado income taxes.
   Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities; (ii) with respect to the Colorado Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the income tax imposed by the State of Colorado that is applicable to individuals and corporations (the "State Income Tax") and, (iii) with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption from all state and local income taxation of the Possession Bonds and the interest thereon. Neither the Sponsor nor its counsel has made any review for the Colorado Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith. This opinion does not address the taxation of persons other than full time residents of Colorado.
   In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:
   Because Colorado income tax law is based upon the Federal law, the Colorado IM-IT Trust is not an association taxable as a corporation for purposes of Colorado income taxation.
   With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:
   Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado IM-IT Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado IM-IT Trust, and the income of the Colorado IM-IT Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described and an item of income of the Colorado IM-IT Trust will have the same character in the hands of a Colorado Unitholder as it would have in the hands of the Trustee;
   Interest on Colorado Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado IM-IT Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;
   To the extent that interest income derived from the Colorado Trust by a Unitholder with respect to Puerto Rico Bonds is exempt from state taxes pursuant to 48 U.S.C. 745, such interest will not be subject to the Colorado State Income Tax.
   Any proceeds paid under an insurance policy or policies issued to the Colorado IM-IT Trust with respect to the Bonds in the Colorado IM-IT Trust which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Colorado adjusted gross income if, and to the same extent as, such interest is so excludable for federal income tax purposes if paid in he normal course by the issuer notwithstanding that the source of payment is from insurance proceeds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.
   Each Colorado Unitholder will realize taxable gain or loss when the Colorado IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado IM-IT Trust, if later);
   Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost; and
   If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado IM-IT Trust is not deductible for federal income tax purposes, it also will be non-deductible for Colorado income tax purposes.
   Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado IM-IT Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/Rent/Heat Rebate.
   Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Colorado law. Ownership of the Units may result in collateral Colorado tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.
   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
                                                                                                       -----------------

  Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181            1,871
  Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048       100
  Gruntal & Company, L.L.C..                  14 Wall Street, New York, New York 10005                         100
                                                                                                       -----------------
                                                                                                              2,071
                                                                                                       =================

   LETTER OF INTENT. A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify under a Letter of Intent each purchase of units of Van Kampen Capital unit investment trusts must equal or exceed $100,000.

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen American Capital  Distributors,
Inc. and the Unitholders of Colorado  Insured  Municipals  Income Trust,
Series 86 (included in Insured Municipals Income Trust, 230th Insured Multi-Series):
   We have audited the accompanying statement of condition and the portfolio of Colorado Insured Municipals Income Trust, Series 86 (included in Insured Municipals Income Trust, 230th Insured Multi-Series) as of April 23, 1998. The statement of condition and portfolio are the responsibility of the Sponsor.
Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Insured Municipals Income Trust, Series 86 (included in Insured Municipals Income Trust, 230th Insured Multi-Series) as of April 23, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   April 23, 1998



                             STATEMENT OF CONDITION
                              AS OF APRIL 23, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)                     $       1,969,531
   Accrued interest to the First Settlement Date (1)(2)              23,894
                                                          -----------------
         Total                                            $       1,993,425
                                                          =================
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)       $          23,894
   Interest of Unitholders--
         Cost to investors                                        2,071,000
         Less: Gross underwriting commission                        101,469
                                                          -----------------
         Net interest to Unitholders (1)(2)                       1,969,531
                                                          -----------------
         Total                                            $       1,993,425
                                                          =================


----------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.






                                   PROSPECTUS
                                     PART I




                                 APRIL 23, 1998



           INSURED MUNICIPALS INCOME TRUST, 230TH INSURED MULTI-SERIES


               COLORADO INSURED MUNICIPALS INCOME TRUST, SERIES 86










          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056




  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

                           VAN KAMPEN AMERICAN CAPITAL
                                PROSPECTUS PART I

              NEW YORK INSURED MUNICIPALS INCOME TRUST, SERIES 145



--------------------------------------------------------------------------------





   New York Insured Municipals Income Trust, Series 145 (the "Trust") (included in Insured Municipals Income Trust, 230th Insured Multi-Series (the "Fund")) consists of interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of bond counsel to the issuer, exempt from all Federal income taxes under existing law and exempt to the extent described herein from New York state and local taxes when held by residents of New York (the "Bonds"). The objective of the Trust is Federal and New York tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Units of the Trust are rated "AAA" by Standard & Poor's. The Trust is referred to herein as the "State Trust" or "Insured Trust".

   The Trust consists of 9 issues of Bonds. None of the Bonds are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount) as follows: Higher Education, 3 (41%); Water and Sewer, 2 (32%); Transportation, 1 (13%); Health Care, 1 (8%) and General Purpose, 2 (6%). The dollar weighted average maturity of the Bonds is 29 years.

                                             Monthly                Semi-Annual
                                        -------------            ------------
Estimated Current Return:                     4.70%                    4.75%
Estimated Long Term Return:                   4.74%                    4.79%
CUSIP:                                     64949F-30-4              64949F-31-2

   Estimated Current Return shows the estimated cash to be received each year from the Bonds (net of estimated annual expenses) divided by the Public Offering Price (including the sales charge).

   Estimated Long-Term Return shows the estimated return over the estimated life of the Trust. This is based on an average of the yields to maturity (or an earlier call date) of the Bonds adjusted to reflect the sales charge and estimated expenses. The average yield for the portfolio is derived by weighting each Bond's yield by its value and the time remaining to the call or maturity date, depending on how the Bond is priced. Unlike Estimated Current Return, Estimated Long-Term Return accounts for maturities, discounts and premiums of the Bonds.
   No return calculation can predict your actual return because returns vary with purchase price, sales charges, the length of the time Units are held and changes in portfolio composition, interest income and expenses. The estimated returns are designed to show a comparison rather than a prediction of returns. A yield calculation, which is more comparable to a calculation of an individual bond, may be higher or lower than these estimated returns which are more comparable to return calculations of other investment products.

                                 APRIL 23, 1998


  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
Initial Date of Deposit:                  April 23, 1998      Principal Amount of Bonds per Unit (1):          $ 991.09
Principal Amount of Bonds:                   $ 3,045,628      Number of Units:                                    3,073


----------------------------------------------------------
PUBLIC OFFERING PRICE
----------------------------------------------------------
Aggregate Offering Price of Bonds              $ 2,922,438
Aggregate Offering Price of Bonds per Unit     $    951.00
  Plus Sales Charge per Unit                   $     49.00
Public Offering Price per Unit (2)             $  1,000.00
Redemption Price per Unit                      $    943.65



----------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
----------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Estimated Interest Income         $    49.46   $     49.46
  Less Estimated Expenses (4)     $     2.44   $      1.96
  Less Estimated Insurance
    Expenses                      $       --   $       --
Estimated Net Interest Income     $    47.02   $     47.50



----------------------------------------------------------
ESTIMATED DISTRIBUTIONS
----------------------------------------------------------
                                              Semi-
                         Monthly             Annual
                    -----------------   -----------------
Initial Distribution  $    1.56 on      $    1.58 on
                      May 25, 1998        May 25, 1998
Normal
  Distribution (3)    $ 3.91            $    23.75
Record Dates          10th day of         May 10 and
                      each month          November 10
Distribution Dates    25th day of         May 25 and
                      each month          November 25



----------------------------------------------------------
EXPENSES
----------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                  -----------  -----------
Sales Charge (% of Public
  Offering Price)                      4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's Fee (5)               $     0.91   $      0.51
  Evaluator's Supervisory Fee     $     0.25   $      0.25
  Evaluator's Evaluation Fee (5)  $     0.30   $      0.30
  Other Operating Expenses        $     0.98   $      0.90
                                  -----------  -----------
Total Annual Expenses per Unit    $     2.44   $      1.96
                                  ===========  ===========

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at Trust termination will be equal to the Principal Amount of Bonds per Unit.
(2) After the First Settlement Date (April 28, 1998), Unitholders will pay accrued interest from such date to the settlement date less distributions from the Interest Account after the First Settlement Date.
(3) This is based on estimated cash flows per Unit which will vary with changes in expenses, interest rates and maturity, call, exchange or sale of the Bonds. Estimated cash flows are set forth in the Information Supplement or are available upon request.
(4) Excludes insurance expenses.
(5) This fee is assessed per $1,000 principal amount of Bonds. Other fees are assessed per Unit.

PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
                                                                                                        PRICE TO
                                                                                                        NEW YORK
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       IM-IT
PRINCIPAL        MATURITY DATE OF BONDS(1)(2)                               RATING(3)  FEATURE(4)       TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$      100,000   New York, Local Government Assistance Corporation, Revenue
                   Refunding Bonds, Series B (MBIA Insured)                            2008 @ 101
                   #5.00% Due 04/01/2021................................    AAA        2020 @ 100 S.F. $    96,798
        65,628   Municipal Assistance Corporation, Troy, New York,
                   Capital Appreciation Revenue Bonds, Series C (MBIAInsured)
                   #0.00% Due 07/15/2021................................    AAA                             19,859
       400,000   Metropolitan Transportation Authority, New York, Commuter
                   Facilities Revenue Bonds, Series B (AMBAC Assurance Insured)        2007 @ 102
                   #5.125% Due 07/01/2024...............................    AAA        2021 @ 100 S.F.     390,464
       250,000   New York State Dormitory Authority, City University System
                   Revenue Bonds (FGIC Insured)                                        2008 @ 102
                   #5.00% Due 07/01/2026................................    AAA        2025 @ 100 S.F.     241,025
       500,000   New York State Dormitory Authority, Revenue Bonds (University of
                   Rochester) Series A (MBIA Insured)                                  2007 @ 102
                   #5.125% Due 07/01/2027...............................    AAA        2023 @ 100 S.F.     489,540
       500,000   New York State Dormitory Authority, Mental Health
                   Services Facilities Improvement Revenue Bonds, Series D
                    (FSA Insured)                                                      2007 @ 101
                   #5.125% Due 08/15/2027...............................    AAA        2018 @ 100 S.F.     485,905
       480,000   Buffalo, New York, Municipal Finance Authority, Water System
                   Revenue Bonds, Series 1998A (FGIC Insured)                          2008 @ 101
                   #5.00% Due 07/01/2028................................    AAA        2020 @ 100 S.F.     463,747
       500,000   New York City, Municipal Water Finance Authority, Water and
                   Sewer System Revenue Bonds, Series B
                   (AMBAC Assurance Insured)                                           2007 @ 101
                   #5.25% Due 06/15/2029................................    AAA        2028 @ 100 S.F.     496,420
       250,000   New York State Dormitory Authority, Revenue Bonds, FHA Hospital
                   (New York and Presbyterian) AMBAC Assurance Insured                 2008 @ 101
                   #5.00% Due 08/01/2032................................    AAA        2028 @ 100 S.F.     238,680
---------------                                                                                        ------------
$    3,045,628                                                                                         $ 2,922,438
===============                                                                                        ============


--------------
All of the Bonds are insured either by one of the Preinsured Bond Insurers as indicated in the Bond name or by a Portfolio Insurer under a portfolio insurance policy. See "Insurance on the Bonds in the Insured Trusts" in Prospectus Part
II.

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


NOTES TO PORTFOLIO

(1) The Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the Bonds were entered into during the period from April 21, 1998 to April 22, 1998.
(2) Other information regarding the Bonds is as follows:


       COST TO           PROFIT (LOSS)
       SPONSOR            TO SPONSOR
   ---------------      ---------------
     $ 2,906,483           $ 15,955


-----------
    The breakdown of the Preinsured Bond Insurers is as follows: AMBAC Assurance 38%, Financial Guaranty 24%, MBIA 22% and FSA 16%.

    The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date. "#" prior to the coupon rate indicates that the Bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.
(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "N/R" indicates that the rating service did not provide a rating for that Bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.
(4) This is the year in which each Bond is initially or currently callable and the call price for that year. Each Bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   NEW YORK RISK FACTORS. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.
   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.
   The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On January 21, 1994, the State entered into a settlement with Delaware with respect to State of Delaware v. State of New York. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.
   All outstanding general obligation bonds of the State are rated "A" by Standard and Poor's and "Aa2" by Moody's.
   Further information concerning New York risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.
   TAX STATUS. For a discussion of the Federal tax status of income earned on New York IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II. In the opinion of special counsel to the Fund for New York tax matters, under existing New York law: The New York IM-IT Trust is not an association taxable as a corporation and the income of the New York IM-IT Trust will be treated as the income of the
Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.





   UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
                                                                                                       -----------------
  Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181            2,373
  A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103             300
  Advest, Inc.                                90 State House Square, Hartford, Connecticut 06103                100
  Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048        100
  Gruntal & Company, L.L.C.                   14 Wall Street, New York, New York 10005                          100
  Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014       100
                                                                                                       -----------------
                                                                                                              3,073
                                                                                                       =================

   LETTER OF INTENT. A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify under a Letter of Intent each purchase of units of Van Kampen Capital unit investment trusts must equal or exceed $100,000.

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen American Capital  Distributors,
Inc. and the Unitholders of New York Insured  Municipals  Income Trust,
Series 145 (included in Insured Municipals Income Trust, 230th Insured Multi-Series):
   We have audited the accompanying statement of condition and the portfolio of New York Insured Municipals Income Trust, Series 145 (included in Insured Municipals Income Trust, 230th Insured Multi-Series) as of April 23, 1998. The statement of condition and portfolio are the responsibility of the Sponsor.
Our responsibility is to express an opinion on such financial statements based on our audit.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York Insured Municipals Income Trust, Series 145 (included in Insured Municipals Income Trust, 230th Insured Multi-Series) as of April 23, 1998, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON LLP
   April 23, 1998



                             STATEMENT OF CONDITION
                              AS OF APRIL 23, 1998

         INVESTMENT IN BONDS

   Contracts to purchase Bonds (1)(2)                     $   2,922,438
   Accrued interest to the First Settlement Date (1)(2)          50,786
                                                          -------------
         Total                                            $   2,973,224
                                                          =============
         LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)       $      50,786
   Interest of Unitholders--
         Cost to investors                                    3,073,000
         Less: Gross underwriting commission                    150,562
                                                          -------------
         Net interest to Unitholders (1)(2)                   2,922,438
                                                          -------------
         Total                                            $   2,973,224
                                                          =============


---------------
(1) The value of the Bonds is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" in Prospectus Part
    II. The contracts to purchase Bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the First Settlement Date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.






                                   PROSPECTUS
                                     PART I




                                 APRIL 23, 1998



           INSURED MUNICIPALS INCOME TRUST, 230TH INSURED MULTI-SERIES


              NEW YORK INSURED MUNICIPALS INCOME TRUST, SERIES 145







          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL




                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056






  THIS PROSPECTUS PART I MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART II.
     BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

February 1998

                           VAN KAMPEN AMERICAN CAPITAL
                               PROSPECTUS PART II

INSURED MUNICIPALS INCOME TRUST, INSURED MULTI-SERIES AND
INSURED MUNICIPALS INCOME TRUST AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
  MULTI-SERIES
--------------------------------------------------------------------------------

   THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Prospectus Part I. The Bonds are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is exempt from all Federal income taxes under existing law in the opinion of bond counsel to the issuer. In addition, the interest income of each State Trust is, in the opinion of bond counsel to the issuer, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of the Bonds are located. Except in specific instances as noted in Prospectus Part I, the information contained in this Prospectus Part II shall apply to each Trust in its entirety.
   "AAA" RATING FOR THE INSURED TRUSTS. Insurance guaranteeing the payments of principal and interest, when due, on the Bonds in each Insured Trust has been obtained from a municipal bond insurance company. See "Insurance on the Bonds in the Insured Trusts". Insurance relates only to the Bonds and not to the Units or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's"). Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any government agency and are subject to investment risk, including possible loss of the principal amount invested.
   PUBLIC OFFERING PRICE. The Public Offering Price of Units during the initial offering period includes the aggregate offering price of the Bonds, the applicable sales charge, cash, if any, in the Principal Account of the Trust, and accrued interest, if any. Sales charges for the Trusts are set forth under "Public Offering--General." During the initial offering period, the sales charge is reduced for sales involving at least 100 Units.
   ESTIMATED CURRENT AND LONG-TERM RETURNS. The Estimated Current Returns and Estimated Long-Term Returns to Unitholders are described on the cover of Prospectus Part I. See "Estimated Current and Long-Term Returns."
   DISTRIBUTION OPTIONS. Unitholders may elect to receive distributions on a monthly or semi-annual basis. See "Rights of Unitholders--Distributions of Interest and Principal". Those indicating no choice will be deemed to have chosen the monthly distribution plan.
   MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units. If a secondary market is not available, a Unitholder will always be able to redeem his Units through the Trustee on any business day. See "Rights of Unitholders--Redemption of Units" and "Public Offering--Market for Units".
   REINVESTMENT OPTION. Unitholders may reinvest their distributions into Van Kampen American Capital or Morgan Stanley mutual funds. See "Rights of Unitholders--Reinvestment Option". Unitholders may also have the option of exchanging their investment for units of other Van Kampen American Capital unit investment trusts at a reduced sales charge. Unitholders may obtain a prospectus for such trusts from the Sponsor.
   RISK FACTORS. An investment in Units should be made with an understanding of certain risks, including, among other factors, the inability of the issuer or an insurer, if any, to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts--Risk Factors".

THIS PROSPECTUS PART II MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

   An Information Supplement has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling (800) 856-8487 or is available along with other related materials at the SEC's Internet site
   (http://www.sec.gov). This Prospectus incorporates by reference the entire
                            Information Supplement.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE TRUSTS
--------------------------------------------------------------------------------

         THE FUND. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "Fund"), consists of the underlying separate unit investment trusts described in Prospectus Part I. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.
         The Fund consists of separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of Bonds in a State Trust are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the Bond issuers, the interest earned on the Bonds is exempt to the extent indicated in Prospectus Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".
         On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The Bonds initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the Bonds, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.
         The portfolio of any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the Bonds which matured.
         Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.
         OBJECTIVES AND BOND SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the Bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the Bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.
         In selecting Bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the Bonds was not less than "BBB-" for Insured Trusts and "A-" for Quality Trusts, or the Moody's Investors Service, Inc. ("Moody's") rating of the Bonds was not less than "Baa" for Insured Trusts and "A" for the Quality Trusts, including provisional or conditional ratings, respectively, (or, if not rated, the Bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by the Fund in the opinion of the Sponsor), (b) the prices of the Bonds relative to other bonds of comparable quality and maturity, (c) the diversification of Bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a Bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond (see "Fund Administration--Portfolio Administration").
         RISK FACTORS. The Trusts include certain types of bonds as described on the cover of Prospectus Part I. An investment in Units should be made with an understanding of the characteristics of and risks associated with such bonds. The following is a brief summary of certain of these risks. Additional information is included in Prospectus Part I and in the Information Supplement. See "Additional Information". Neither the Sponsor nor the Trustee are liable for any default, failure or defect in any of the Bonds.
         Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of the entity. All other Bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds, both within a particular classification and between classifications, depending on numerous factors.
         Mortgage loan obligations may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. A substantial portion of these bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on mortgage revenue bonds.
         Health care revenue bonds have ratings issued for health care facilities that are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates and legislation establishing state rate-setting agencies.
         Public utility bond issuers sell wholesale and retail electric power and gas. General problems of these issuers include difficulty in financing large construction programs in an inflationary period, costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, difficulty in obtaining fuel at reasonable prices, the effect of energy conservation and government regulations.
         Water and/or sewerage revenue bonds are generally payable from user fees. The problems of these issuers include the ability to obtain rate increases, population decline resulting in decreased user fees, financing, environmental considerations, discovering fresh water and the impact of "no-growth" zoning ordinances.
         Industrial revenue bonds ("IRBs") have generally been issued under bond resolutions under which the revenues and receipts payable have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor which may be affected by such things as cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents, extensive competition and financial deterioration resulting from a corporate restructuring.
         Lease bonds are secured by lease payments of a governmental entity and are often in the form of certificates of participation. Although the lease bonds do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease bond is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease bond. However, certain lease bonds contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease bond could result in insufficient funds available for payment of the bonds secured thereby. Although "non-appropriation" lease bonds are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.
         Education bond issuers govern the operation of schools, colleges and universities and revenues are derived mainly from ad valorem taxes or from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the financing of public education, a declining percentage of the population consisting of "college" age individuals, inability to raise tuitions and fees sufficiently and government legislation or regulations which may adversely affect the revenues or costs of the issuers.
         Transportation bonds are payable from revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. Airport operating income may be affected by the ability of the airlines to meet their obligations under use agreements. Payment on bonds related to other facilities may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.
         Certain Bonds are payable from revenues derived from the operation of resource recovery facilities which are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of circumstances such as destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, and operating supplies or facilities, or other unavoidable changes adversely affecting the operation of a project.
         Certain Bonds may have been acquired at a market discount from par value at maturity. The interest rates on these bonds are lower than current market interest rates for newly issued bonds of comparable rating and type. Generally, if interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will increase, and if interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will decrease. The value of bonds purchased at a market discount will generally increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will generally decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.
         Certain Bonds may be "original issue discount" bonds which were issued with interest rates less than rates offered by comparable bonds and were originally sold at a discount from their par value. These bonds may include "zero coupon" bonds which are described below. In a stable interest rate envronment, the market value of an original issue discount bond would tend to increase more slowly in the early years and in greater increments as the bond approached maturity. These bonds may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption plus some premium, if applicable. Under these call provisions, these bonds may be called prior to maturity at a price less than par value. See "Federal Tax Status" for a discussion of the tax consequenses of owning these bonds.
         Certain Bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning these bonds is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the bond. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest income at a rate as high as the implicit yield on the discount bond, but at the same time eliminates the ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality which pay interest.
         Certain Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of these Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to a Trust after the expected dates of delivery, Unitholders who purchase their Units prior to the actual delivery date would be required to adjust their tax basis in their Units for a portion of the interest accruing on those Bonds during the interval between their purchase of Units and the actual delivery of the Bonds. As a result of any adjustment, the Estimated Current Return during the first year would be slightly lower than stated herein. Unitholders will be "at risk" with respect to all Bonds (i.e., may derive either gain or loss from fluctuations in the value of the Bonds) from the date they order Units.

         Certain Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the bond price is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions generally will result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units. See "Portfolio" in Prospectus Part I for a list of the sinking fund and call provisions, if any, with respect to the Bonds. The Sponsor is unable to predict all of the circumstances which may result in redemption of a Bond.
         To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to the Bonds. Such litigation may affect the validity of the Bonds or the tax-free nature of interest payments. While the outcome of litigation can never be predicted, the Fund has received or will receive opinions of bond counsel to the issuers of each Bond on the date of issuance to the effect that the Bonds have been validly issued and interest payments are exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.
         Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." While the Sponsor, Evaluator and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts. The Year 2000 Problem may impact certain issuers of the Bonds to varying degrees, however, the Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on any issuer.

ESTIMATED CURRENT AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

         The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price will vary with changes in the price of the Bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
         In order to acquire certain Bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the Bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related Bonds. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
--------------------------------------------------------------------------------

         GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.
         The initial offering period sales charges are as follows:

                                                                   INITIAL OFFERING PERIOD SALES CHARGE
                                                                               AS PERCENT OF
                                                                  --------------------------------------
                                                                       PUBLIC OFFERING    OFFERING PRICE
  TRUST                                                                      PRICE            OF BONDS
 -------------------------------------------------------------------------------------------------------
  IM-IT, U.S. Territorial IM-IT, Long-Term State and National
    Quality Trusts                                                           4.900%             5.152%
  IM-IT Limited Maturity Trusts                                              4.300              4.493
  IM-IT Discount Trusts                                                      4.000              4.167
  IM-IT Intermediate Trusts                                                  3.900              4.058
  State Intermediate Laddered Maturity Trusts                                3.000              3.093
  IM-IT Short Intermediate Trusts                                            2.000              2.041

         The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:

                                                              SALES CHARGE REDUCTION PER UNIT
                                    -----------------------------------------------------------------------------------
                                        IM-IT, U.S.
                                    TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
-----------------------------       --------------------    --------------------    ----------------      -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00
-----------------------------

         * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

         The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life of a Trust's portfolio:

 YEARS TO MATURITY    SALES CHARGE     YEARS TO MATURITY       SALES CHARGE   YEARS TO MATURITY      SALES CHARGE
 -----------------    ------------     -----------------       ------------   -----------------      ------------
  1                   1.010%            8                      3.627%         15                     5.042%
  2                   1.523             9                      4.167          16                     5.152
  3                   2.041            10                      4.384          17                     5.263
  4                   2.302            11                      4.603          18                     5.374
  5                   2.564            12                      4.712          19                     5.485
  6                   2.828            13                      4.822          20                     5.597
  7                   3.093            14                      4.932          21 to 30               5.708

         For purposes of computation of the estimated long-term return life, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or (b) the Bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.
         Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts.
         Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen American Capital Distributors, Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
         Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.
         Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
         OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the Bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the Bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the Bonds prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. During the initial offering period, the Evaluator will value the Bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of Bonds may be expected to average approximately 0.5%-1% more than the bid price.
         The aggregate price of the Bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Bonds will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.
         The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.
         A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
         ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.
         UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period for any single transaction as described in the following table, provided that the Units are acquired from the Sponsor.

                                            IM-IT, U.S.
                                            TERRITORIAL
                                           IM-IT, LONG-                                              IM-IT                STATE
                              IM-IT      TERM STATE AND     IM-IT SHORT             IM-IT          LIMITED         INTERMEDIATE
                           DISCOUNT            NATIONAL    INTERMEDIATE      INTERMEDIATE         MATURITY             LADDERED
                              TRUST      QUALITY TRUSTS           TRUST             TRUST            TRUST       MATURITY TRUST
                        -----------      --------------    ------------       -----------      -----------       --------------
  1 - 99 Units          $     18.00         $     30.00     $     10.00       $     25.00      $     27.00       $        20.00
  100 - 249 Units       $     19.00         $     32.00     $     11.00       $     28.00      $     30.00       $        21.00
  250 - 499 Units       $     20.00         $     34.00     $     11.00       $     27.00      $     30.00       $        21.00
  500 - 999 Units       $     20.00         $     35.00     $     12.00       $     30.00      $     32.00       $        23.00
  1,000 - 1,499 Units   $     20.00         $     34.00     $     12.00       $     29.00      $     29.00       $        22.00
  1,500 or more Units   $     20.00         $     34.00     $     12.00       $     29.00      $     29.00       $        22.00

         The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Public Offering--General". In addition to the concessions and agency commissions described in the table, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. These additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
         SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to the sales charge applicable to the transaction involved. "Public Offering--General". The Sponsor will receive from the Underwriters the excess of this gross sales commission over the amounts set forth in the following table, as of the Date of Deposit. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

                                               IM-IT, U.S.
                                               TERRITORIAL
                                              IM-IT, LONG-                                           IM-IT                STATE
                              IM-IT         TERM STATE AND   IM-IT SHORT            IM-IT          LIMITED         INTERMEDIATE
                           DISCOUNT               NATIONAL  INTERMEDIATE     INTERMEDIATE         MATURITY             LADDERED
                              TRUST         QUALITY TRUSTS         TRUST            TRUST            TRUST       MATURITY TRUST
                        -----------         --------------  ------------      -----------      -----------       --------------
  1 - 99 Units          $     20.00         $     35.00     $     12.00       $     27.00      $     29.00       $        22.00
  100 - 249 Units       $     21.00         $     37.00     $     13.00       $     30.00      $     32.00       $        23.00
  250 - 499 Units       $     22.00         $     39.00     $     13.50       $     29.50      $     32.00       $        23.00
  500 - 999 Units       $     22.00         $     40.00     $     14.00       $     32.50      $     34.50       $        25.00
  1,000 - 1,499 Units   $     22.00         $     39.00     $     14.00       $     31.00      $     31.00       $        24.00
  1,500 or more Units   $     22.00         $     39.00     $     14.00       $     31.00      $     31.00       $        24.00

         A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., Inc. ("Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.
         In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of the Bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. Underwriters may also realize profits or losses with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the Bonds in the Trusts were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the Bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the Bonds to the Sponsor and the evaluation of the Bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.
         Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.
         MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the Bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

RIGHTS OF UNITHOLDERS
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         DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.
         Interest received by a Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.
         Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.
         REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181.
         After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).
         REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.
         Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".
         The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Bonds based on the bid prices of the Bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the Bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless the Bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.
         The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units redeemed. The Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.
         The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.
         CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
         REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the Bonds, actual Trust distributions, Trust expenses, a list of the Bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the Bonds upon request.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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         Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the Bonds or the Sponsor and any policy is non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers are either AMBAC Assurance Corporation or Financial Guaranty Insurance Company. More detailed information regarding insurance on the Bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".
         The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event
(a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the Bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the Bond plus accrued interest to the date of payment and thereby retire the Bond from the Trust prior to the Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. The Trustee, upon the sale of a Bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the Bond (i.e., insurance to maturity of the Bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the Bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the Bonds were sold on an uninsured basis.
         The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                                        FINANCIAL INFORMATION (IN MILLIONS OF DOLLARS)
                                                                      -------------------------------------------------
                                                                          ADMITTED              POLICYHOLDERS'
                           NAME                                            ASSETS                   SURPLUS
  ---------------------------------------------------------------------------------------------------------------------
  AMBAC Assurance Corporation (at 6/30/97)                                $  2,736                $   1,548
  Capital Markets Assurance Corporation (at 9/30/97)                           351                      192
  Financial Guaranty Insurance Company (at 9/30/97)                          2,531                    1,247
  Financial Security Assurance, Inc. (at 9/30/97)                            1,404                      517
  MBIA Insurance Corporation (at 9/30/97)                                    5,100                    1,700

         Because the Bonds are insured by Portfolio Insurers or Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. This rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings" in the Information Supplement. This rating should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or of the Units.
         Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

FUND ADMINISTRATION
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         SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").
         MSDWD is a global financial services firm with a market capitalization of more than $21 billion, which was created by the merger of Morgan Stanley Group Inc. with Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.
         Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
         As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $10.85 billion is invested in municipal bonds. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
         If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
         TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
         PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Bonds generally will not be sold or replaced. The Sponsor may, however, direct that Bonds be sold in certain limited situations to protect to the Trust based on advice from the Evaluator. These situations may include default in interest or principal payments on the Bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell Bonds designated by the Evaluator for purposes of redeeming Units or payment of expenses. The Evaluator will consider a variety of factors in designating Bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the Bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which Bonds may be sold or replaced. See "Additional Information".
         REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because Bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any Bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.
         AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of Bonds in addition to or in substitution for any of the Bonds initially deposited in the Trust, except for the substitution of certain refunding Bonds. The Trustee will notify Unitholders of any amendment.
         TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last Bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of Bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining Bonds. The sale of Bonds upon termination may result in a lower amount than might otherwise be realized if sale were not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust.
See "Additional Information".
         LIMITATION ON LIABILITIES. The Sponsor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the Bonds, on it as Trustee under the Trust Agreement or on the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located from state income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any review of the Trust proceedings relating to the issuance of the Bonds or of the basis of such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.
         In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Prospectus:
   (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;
   (2) Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sale rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;
   (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and
   (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.
         Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.
         "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.
         In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced which would extend the Superfund Tax. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.
         Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to all corporations. Investors with questions regarding these issues should consult their tax advisers.
         In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.
         In the opinion of special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.
         All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.
         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.
         In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year. For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. Except as otherwise noted in Prospectus Part I, the Trusts do not include any such private activity bonds issued on or after that date.
         Section 86 of the Code provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.
         In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.
         Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.
         Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.
         For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
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         The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive the annual supervisory fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing portfolio supervisory services for the Fund. In addition, the Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. These fees may exceed the actual costs of providing these services for a Trust but the total amount received by the Evaluator for providing these services to all Van Kampen American Capital unit investment trusts will not exceed the total cost of providing the services in any calendar year. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of Bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.
         Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As Bonds in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds.
         The following additional charges are or may be incurred by the Trusts:
(a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Bonds to pay such amounts.
         On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

ADDITIONAL INFORMATION
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         This Prospectus does not contain all the information set forth in the Registration Statement filed by the Fund with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Bonds, investment risks and general information about the Fund. This Prospectus incorporates by reference the entire Information Supplement. The Information Supplement may be obtained by contacting the Trustee or is available along with other related materials at the SEC's Internet site (http://www.sec.gov).

OTHER MATTERS
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         LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and Special counsel to the Fund for New York tax matters. Special counsel to the Fund for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.
         INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                     TABLE OF CONTENTS
          TITLE                                    PAGE
   The Trusts                                         2
      The Fund                                        2
      Objectives and Bond Selection                   2
      Risk Factors                                    3
   Estimated Current and Long-Term Returns            5
   Public Offering                                    6
      General                                         6
      Offering Price                                  7
      Accrued Interest                                8
      Unit Distribution                               8
      Sponsor and Underwriter Compensation            9
      Market for Units                               10
   Rights of Unitholders                             11
      Distributions of Interest and Principal        11
      Reinvestment Option                            11
      Redemption of Units                            11
      Certificates                                   12
      Reports Provided                               12
   Insurance on the Bonds in the Insured Trusts      13
   Fund Administration                               14
      Sponsor                                        14
      Trustee                                        14
      Portfolio Administration                       14
      Replacement Bonds                              15
      Amendment of Trust Agreement                   15
      Termination of Trust Agreement                 15
      Limitation on Liabilities                      15
   Federal Tax Status                                16
   Expenses                                          18
   Additional Information                            19
   Other Matters                                     19
      Legal Matters                                  19
      Independent Certified Public Accountants       19

------------
   No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

   This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                                   PROSPECTUS
                                    PART II




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                                  FEBRUARY 1998



                               INSURED MUNICIPALS
                                  INCOME TRUST,
                              INSURED MULTI-SERIES

                                       AND

                               INSURED MUNICIPALS
                                INCOME TRUST AND
                             INVESTORS' QUALITY TAX-
                                  EXEMPT TRUST,
                                  MULTI-SERIES



          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL



                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

                           VAN KAMPEN AMERICAN CAPITAL

                             INFORMATION SUPPLEMENT

INSURED MUNICIPALS INCOME TRUST, 230TH INSURED MULTI-SERIES

--------------------------------------------------------------------------------
   This Information Supplement provides additional information concerning the risks and operations of the Fund which is not described in the Prospectus for the Fund. This Information Supplement should be read in conjunction with the Fund's prospectus. This Information Supplement is not a prospectus (but is incorporated into the Prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS

                                                                         PAGE
   Municipal Bond Risk Factors..........................................    2
   Insurance on the Bonds in the Insured Trusts.........................    6
   Portfolio Administration.............................................   12
   Trustee Information..................................................   13
   Termination of the Trust Agreement...................................   14
   Description of Ratings...............................................   14
   Equivalent Taxable Estimated Current Return Tables...................   16

   California Risk Factors..............................................   18
   Colorado Risk Factors................................................   24
   New York Risk Factors................................................   26

   Estimated Cash Flows to Unitholders..................................   34


                           MUNICIPAL BOND RISK FACTORS

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described on the cover of the related Prospectus Part
I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.
   Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.
   Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.
   Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.
   Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds to make payments of principal and/or interest on such Bonds.
   Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.
   Certain of the Bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.
   Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.
   Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.
   Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.
   Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.
   Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.
   Certain of the Bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.
   Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units.
   Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.
   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS

   Insurance has been obtained by each Insured Trust, by the issuer of Bonds in an Insured Trust, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See Settlement of Bonds in "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are either AMBAC Assurance Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.
   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.
   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.
   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Fund Administration--Termination of Trust Agreement" in Prospectus Part II).
   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.
   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.
    Capital Markets Assurance Corporation ("CapMAC") is a New York-domiciled monoline stock insurance company which engages only in the business of financial guaranty and surety insurance. CapMAC is licensed in all 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.
    CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's, "AAA" by Duff & Phelps Credit Rating Co. ("Duff & Phelps") and "AAA" by Nippon Investors Service, Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.
    Pursuant to a merger of a subsidiary of MBIA Inc. with and into CapMAC Holdings Inc., CapMAC became an indirect wholly-owned subsidiary of MBIA Inc. on February 17, 1998. MBIA Inc., through its wholly-owned subsidiary, MBIA Insurance Corporation, is a financial guaranty insurer of municipal bonds and structured finance transactions. MBIA Insurance Corporation has a claims paying rating of triple-A from Moody's Investor Service, Inc., Standard & Poor's Ratings Services and Fitch Investors Service. Pursuant to a reinsurance agreement, it is anticipated that CapMAC will cede all of its net insured risks, as well as its unearned premiums and contingency reserves, to MBIA Insurance Corporation and that MBIA Insurance Corporation will reinsure CapMAC's net outstanding exposure. NEITHER MBIA INC. NOR ANY OF ITS STOCKHOLDERS IS OBLIGATED TO PAY ANY CLAIMS UNDER ANY POLICY ISSUED BY CAPMAC OR ANY DEBTS OF CAPMAC OR TO MAKE ADDITIONAL CAPITAL CONTRIBUTIONS TO CAPMAC.
    CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.
     CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s). THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW. As of December 31, 1995 and 1996, CapMAC had qualified statutory capital (which consists of policyholders' surplus, statutory capital, and contingency reserves) of approximately $260 million and $240 million, respectively, and had not incurred any debt obligations. As of September 30, 1997, CapMAC had qualified statutory capital of $278.6 million and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.
    Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, are filed with the Insurance Department of the State of New York and are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone is (212) 755-1155.
    Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation ("AMBAC Assurance"). AMBAC Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of $2,735,772,668 (unaudited) and statutory capital of $1,547,693,950 (unaudited) as of June 30, 1997. Statutory capital consists of AMBAC Assurance's policyholders' surplus and statutory contingency reserve. AMBAC Assurance is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Assurance.
    Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Assurance. The address of AMBAC Assurance's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.
    AMBAC Assurance has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Assurance has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.
    MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.
    Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of CapMAC, through a merger with its parent, CapMAC Holdings, Inc. MBIA, Inc. then contributed the common stock of CapMAC to MBIA. Pursuant to a reinsurance agreement, CapMAC has ceded all of its net insured risks as well as its unearned premiums and contingency reserves to MBIA and MBIA has reinsured CapMAC's net outstanding exposure. MBIA, Inc. is not obligated to pay debts of or claims against CapMAC.
    As of December 31, 1996, the insurer had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1997, MBIA had admitted assets of $5.1 billion (unaudited), total liabilities of $3.4 billion (unaudited), and total capital and surplus of $1.7 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.
    Effective December 31, 1989, MBIA, Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.
    Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG-1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA "AAA" Prime Grade. Moody's, Standard & Poor's and Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.), all rate the claims paying ability of MBIA as "Triple A." Moody's and Standard & Poor's rate the claims paying ability of CapMAC "Triple A." CapMAC has not requested a rating from Fitch IBCA, Inc.
    The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Obligations. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.
    The above ratings are not recommendations to buy, sell or hold the Obligations and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Obligations.
    Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of December 31, 1997, the total capital and surplus of Financial Guaranty was $1,255,590,411. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.
    In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.
    Financial Security Assurance Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.
    Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.
    Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., U S WEST Capital Corporation and The Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Financial Security is obligated to pay any debt of Financial Security or its subsidiaries or any claim under any insurance policy issued by Financial Security or its subsidiaries or to make any additional contribution to the capital of Financial Security or its subsidiaries. As of September 30, 1997, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $788,108,000 (unaudited) and $461,203,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $894,461,000 (unaudited) and $401,251,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department.
Its telephone number is (212) 826-0100.
    Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or any of its domestic operating insurance company subsidiaries (including FSA Maryland) are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security and FSA Maryland reinsure a portion of their liabilities under certain of their financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit the obligations of Financial Security or FSA Maryland under any financial guaranty insurance policy.
    The claims-paying ability of Financial Security and FSA Maryland is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Ratings Services, Nippon Investors Service Inc. and Standard & Poor's (Australia) Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.
    Capital Guaranty Insurance Company was involved in a merger in 1995. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly owned subsidiary of Financial Security Assurance Inc. For further description, see "Financial Security Assurance Inc." herein.
   The address of FSA Maryland and its telephone number are Steuart Tower, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000. In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.
   Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.
   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.
   In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.
   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.
   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.
   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Bonds upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.
   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such Bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "Fund Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Bonds initially deposited is not permitted.
   If any default in the payment of principal or interest on any Bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

                               TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Fund.
   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of Bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of Bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.
   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS

   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.
   The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.
   The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.
   The ratings are based, in varying degrees, on the following considerations:
       I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.
       II.Nature of and provisions of the obligation.
       III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.
   AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.
   AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.
   A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.
   BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
   Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.
   MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:
   Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.
   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.
   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.
   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
   Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
   Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

   As of the date of the Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1998. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $124,500. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of recent Federal tax legislation.

CALIFORNIA

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX           4%      4 1/2%      5%      5 1/2%      6%      6 1/2%       7%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ------------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        20.1%       5.01%     5.63%     6.26%     6.88%     7.51%     8.14%     8.76%
     25.35 - 61.40     42.35 - 102.30       34.7        6.13      6.89      7.66      8.42      9.19      9.95     10.72
     61.40 - 128.10   102.30 - 155.95       37.4        6.39      7.19      7.99      8.79      9.58     10.38     11.18
     128.10 - 278.45  155.95 - 278.45       42.0        6.90      7.76      8.62      9.48     10.34     11.21     12.07
       Over 278.45        Over 278.45       45.2        7.30      8.21      9.12     10.04     10.95     11.86     12.77
-------------------
*The State tax brackets are those for 1997. The 1998 brackets will be adjusted to take into account changes in the California Consumer Price Index. These adjustments have not yet been released.

COLORADO

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX           4%      4 1/2%      5%      5 1/2%      6%      6 1/2%       7%
          RETURN          RETURN        BRACKET                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     -----------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        19.3%       4.96%     5.58%     6.20%     6.82%     7.43%     8.05%     8.67%
     25.35 - 61.40     42.35 - 102.30       31.6        5.85      6.58      7.31      8.04      8.77      9.50     10.23
     61.40 - 128.10   102.30 - 155.95       34.5        6.11      6.87      7.63      8.40      9.16      9.92     10.69
     128.10 - 278.45  155.95 - 278.45       39.2        6.58      7.40      8.22      9.05      9.87     10.69     11.51
       Over 278.45        Over 278.45       42.6        6.97      7.84      8.71      9.58     10.45     11.32     12.20

NEW YORK

         TAXABLE INCOME ($1,000'S)                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX           4%      4 1/2%      5%      5 1/2%      6%      6 1/2%       7%
          RETURN          RETURN       BRACKET*                 EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ------------------------------------------------------------------------------------------------------------------------
     $   0 - 25.35    $    0 - 42.35        20.8%       5.05%     5.68%     6.31%     6.94%     7.58%     8.21%     8.84%
     25.35 - 61.40     42.35 - 102.30       32.9        5.96      6.71      7.45      8.20      8.94      9.69     10.43
     61.40 - 128.10   102.30 - 155.95       35.7        6.22      7.00      7.78      8.55      9.33     10.11     10.89
     128.10 - 278.45  155.95 - 278.45       40.4        6.71      7.55      8.39      9.23     10.07     10.91     11.74
       Over 278.45        Over 278.45       43.7        7.10      7.99      8.88      9.77     10.66     11.55     12.43

-----------------
*The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.
   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the Prospectus.

                             CALIFORNIA RISK FACTORS

   Economic Factors. Each California Trust is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.
   There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of a Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.
   Since the recession in California in the early 1990's, California has made a significant recovery. Deep cuts in the nation's defense budget were the main reason that California's downturn was so severe. By 1996, nearly 60% of California's more than 385,000 aerospace jobs had been eliminated. In addition, California suffered more than two-thirds of all of the nation's job losses resulting from military base closures. Federal Department of Defense civilian employment in California is down more than 60,000 from the late 1980s peak and is still falling.
   Yet, in 1997, California's economy outperformed the national economy due to strong growth in high-technology manufacturing and services. Employment growth was 3.1% in 1997, adding approximately 400,000 new jobs. Since 1995, California's rate of job growth has been roughly one and one-half times the national average rate of increase. Among industries, business services is the leading job producer adding close to 70,000 jobs in 1997. One-third of that increase was concentrated in computer software. Construction was California's second leading source of new jobs in 1997, adding nearly 50,000 jobs, driven by a 28% increase in nonresidential building activity. California's large labor force, at 15,873,000 in 1997, had an unemployment rate of 6.3% in 1997. In comparison, the 1997 unemployment rate for the United States was 4.9%.
   Personal income grew by 7.2% in 1997. Personal income exceeded the national rate of increase by a considerable margin. Wage and salary increased by 7.7%; proprietors' growth was 7.9%; and an increase in property income (dividends, interest, and rent) was over 9.3%. In contrast, transfer payments (including unemployment insurance, welfare, Social Security, and Medicare) were up only 2% in 1997, the smallest gain in more than 60 years.
   California is the nation's leading export state, with shipments of California-made goods to other countries exceeding $100 billion in 1996. California exports 15 to 16% of its trillion dollar domestic product to other countries, compared to less than 11% for the U.S. as a whole. Events in Asia could have implications for California. Over half of California-made goods exports are sold to Asia, and the state has already seen declines in cargoes destined for Japan, South Korea, Singapore and Malaysia. At the same time, strong growth continues in exports to Taiwan, Hong Kong, and Mexico. Overall, exports of California-made goods slowed to 2% growth in the first half of 1997, from over 8% the year before. Strong export growth was a major element during the initial stages of the state's recovery in 1994 and 1995. The upturn has broadened sufficiently over the last two years, to the point that California is now posting solid gains in employment and income despite the slowing of exports.
   For 1998, California's economy should continue to see robust growth. Nonfarm employment is expected to increase 2.8% or 365,000 jobs. Unemployment is expected to drop to 5.6% in 1998. Personal income is projected to drop slightly to a 6.3% increase in 1998.
   During 1997, several tax reform and business measures were enacted. California's Workers' Compensation system which previously had some of the highest premiums and lowest benefits in the nation, was reformed with a 40% premium reduction, saving employers more than $4 billion per year. The Bank and Corporation tax was cut by 5% to 8.84%, thus lowering the cost of doing business in California by $300 million per year. The tax rate on Subchapter "S" corporations was reduced from 2.5% to 1.5%, and the requirements for qualification for Subchapter "S" status were conformed to recent federal law changes. Personal income taxes were reduced by $1.1 billion in 1997 and when the tax package is fully implemented in 1999-2000, the personal income tax cut will total $800 million.

   CONSTITUTIONAL LIMITATIONS ON TAXES AND APPROPRIATIONS

   Limitation on Taxes. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year or decline in value, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.
   Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992, the U.S. Supreme Court announced a decision upholding Proposition 13.
   Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.
   Appropriations Limits. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.
   Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979 or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.
   The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.
   "Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.
   Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.
   Obligations of the State of California. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. The State had $14.9 billion aggregate principal amount of non-self liquidating general obligation bonds outstanding, and $6.4 billion authorized and unissued, as of December 31, 1997. Outstanding lease revenue bonds totaled $7.2 billion as of December 31, 1997, and are estimated to total $7.5 billion as of June 30, 1998.
   From July 1, 1996 to July 1, 1997, the State issued approximately $1.03 billion in non-self liquidating general obligation bonds and $1.26 billion in revenue bonds. Refunding bonds, which are used to refinance existing long-term debt, accounted for none of the general obligation bonds and $841.38 million of the revenue bonds.
   General Fund general obligation debt service expenditures for fiscal year 1996-97 were $1.92 billion, and are estimated at $1.89 billion for fiscal year 1997-98.
   Recent Financial Results. California maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund. As of November 30, 1997, the General Fund had outstanding internal loans from Special Funds of $2.8 billion (in addition, there are $3 billion of external loans represented by the 1997 Revenue Anticipation Notes, which mature on June 30, 1998). The revised projected 1997-98 fiscal year balance in the General Fund Reserve for Economic Uncertainties is $329 million. Special Fund revenues are estimated at $14.2 billion for the 1997-98 fiscal year and appropriated Special Fund expenditures at $14.4 billion.
   The Budget. California's solid economic performance during 1997 led to healthy revenue growth. General Fund collections grew by over 6% in fiscal year 1996-97 to reach $49.2 billion, an increase of $2.9 billion from the prior year. Revenue for the 1997-98 and 1998-99 fiscal years is expected to reach $52.9 billion and $55.4 billion, respectively. This represents annual growth of $3.7 billion (7.5%) for 1997-98 and $2.5 billion (4.7%) for 1998-99.
   Overall, General Fund revenues and transfers represent nearly 80% of total revenues. The remaining 20% are special funds dedicated to specific programs. The three largest revenue sources (personal income, sales, and bank and corporation) account for about 75% of total revenues with personal income comprising 50% of the total. The personal income tax in fiscal year 1997 was $23,273 million and is expected to increase 11.6% for 1997-98 and 6.4% for 1998-99. The enactment of the Federal Taxpayer Relief Act of 1997 is expected to result in changes in taxpayer behavior that will generate additional state revenue (from increased capital gains realizations), adding $480 million to personal income tax receipts in 1997-98 and $560 million in 1998-99.
   Expenditures for the 1996-97 fiscal year were $49.1 billion, an 8% increase. Expenditures for the 1997-98 fiscal year are estimated at $53 billion. As of June 30, 1997, the General Fund balance was $906 million. The estimate for June 30, 1998 is $773.8 million.
   Proposed 1998-99 Budget. The Governor's proposed budget for fiscal year 1998-99 is designed to further economic growth, educational reform, public safety, and maintain government and environmental quality. K-12 education remains the State's top funding priority. The Budget includes $350 million to lengthen the school year to 180 days. The Budget fully funds the fourth and final year of the Governor's "Compact with Higher Education" and calls for the development of a new compact with UC and CSU. The Budget provides $50 million in General Fund and $200 million in a proposed bond to capitalize the Infrastructure and Development Bank, while will help businesses locate and expand in California. The Budget also proposes a $7 billion investment plan to maintain and build the State's school system, water supply, prisons, natural resources, and other important infrastructure.
   Bond Rating. The State's general obligation bonds have received ratings of "A1" by Moody's Investors Service, "A+" by Standard & Poor's Ratings Group and "A+" by Fitch IBCA, Inc. (formerly Fitch Investors Service, L.P.). There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.
   Cash Management Policies. Cash temporarily idle during each fiscal year is invested in the Pooled Money Investment Account (PMIA). The investment of PIMA is restricted by law to the following categories: U.S. Government securities, securities of federally sponsored agencies, domestic corporate bonds, bank notes, interest-bearing time deposits in California banks and savings and loan associations, prime commercial paper, repurchase and reverse repurchase agreements, security loans, bankers' acceptances, negotiable certificates of deposit, and loans to various bond funds. The average daily investment balance for the year ended June 30, 1997, amounted to $28.3 billion, with an average effective yield of 5.6%. For the year ended June 30, 1996, the average daily investment was $26.6 billion and the average effective yield was 5.71%. Total earnings of the PMIA for fiscal year 1996-97 amounted to $1.6 billion.
   Legal Proceedings. The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. In January of 1997, California experienced major flooding in six different areas with current estimates of property damage to be approximately $1.6 to $2 billion. One lawsuit has been filed by 500 homeowners and more lawsuits are expected. Exposure from all of the anticipated cases arising from these floods could total approximately $2 billion.
   The primary government is a defendant in Ceridian Corporation v. Franchise Tax Board, a suit which challenges the validity of two sections of the California tax laws. The first relates to deduction from corporate taxes for dividends received fro insurance companies to the extent the insurance companies have California activities. The second relates to corporate deduction of dividends to the extent the earnings of the dividend paying corporation have already been included in the measure of their California tax. If both sections of the California Tax law are invalidated, and all dividends become deductible, then the General fund can become liable for approximately $200-$250 million annually.

   OBLIGATIONS OF OTHER ISSUERS

   Other Issuers of California Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.
   State Assistance. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues.
   To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings were dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 fiscal year. To balance the budget, the county imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below) Orange County also implemented stringent cuts in services and laid off workers.
   Assessment Bonds. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.
   California Long-Term Lease Obligations. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.
   Several years ago, the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court has upheld the validity of the lease and the case has been settled. Any judgment in a future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.
   Other Considerations. The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.
   Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.
   Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.
   The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.
   Substantially all of California is within an active geologic region subject to major seismic activity. Northern California, in 1989, and southern California, in 1994, experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in a California Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.
   On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "County Pooled Fund") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the County Pooled Fund had suffered significant market losses in its investments caused a liquidity crisis for the County Pooled Fund and the County. More than 180 other public entities, most but not all located in the County, were depositors in the County Pooled Fund. As of mid-January 1995, the County estimated that the County Pooled Fund had lost about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. The Pooled Fund has been almost completely restructured to reduce its exposure to changes in County interest rates. Many of the entities which kept moneys in the County Pooled Fund, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. The County and some of these entities have, and others may in the future, default in payment of their obligations. At that time, Moody's and Standard & Poor's suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pooled Fund.
   The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

                              COLORADO RISK FACTORS

   Restrictions on Appropriations and Revenues. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve requirement is set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve is set at 2% for 1994 and 3% for 1995 and later years. For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) 5% of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.
   The 1997 fiscal year ending General Fund balance was $375.1 million, which was $208.4 million over the combined Unappropriated Reserve and Emergency Reserve requirement. Based on March 20, 1998 estimates, the 1998 fiscal year ending General Fund balance is expected to be $320.0 million, or $143.1 million over the required Unappropriated Reserve and Emergency Reserve.
   On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.
   The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State General Fund and program revenues (cash funds) to the growth in inflation plus the percentage change in state population in the prior calendar year. The basis for spending and revenue limits for each fiscal year is the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The Amendment also prohibits new or increased real property transfer tax rates, new state real property taxes and local district income taxes.
   Litigation concerning several issues relating to the Amendment was filed in the Colorado courts. The litigation dealt with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease purchase agreement subject to annual appropriations is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on general obligation bonds issued after the effective date of the Amendment; in June, 1995, the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the Amendment. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Litigation in the "enterprise" arena may be filed in the future to clarify these issues.
   According to the Colorado Economic Perspective, Third Quarter, FY 1997-98, March 20, 1998 (the "Economic Report"), inflation for 1995 was 4.3% and population grew at the rate of 2.3% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1997 fiscal year were limited to 6.6% over expenditures during the 1996 fiscal year. The 1996 fiscal year is the base year for calculating the limitation for the 1997 fiscal year. The limitation for the 1998 fiscal year is 5.5%, based on inflation of 3.5% and population growth of 2.0% during 1996. For the 1996 fiscal year, General Fund revenues totaled $4,230.8 million and program revenues (cash funds) totaled $1,893.5 million, resulting in total base revenues of $6,124.3 million. Expenditures for the 1997 fiscal year, therefore, could not exceed $6,508.6 million. The 1997 fiscal year General Fund and program revenues (cash funds) totaled $6,647.6 million, or $139.0 million more than expenditures allowed under the spending limitation. This is the first time the state breached the limit since its implementation in 1992. This excess revenue of $139.0 million will be refunded to Colorado taxpayers during the 1998 tax filing season. The Economic Report estimates that the limit will be breached by $416.1 million in fiscal year 1997-98.
   There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.
   State Finances. As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had General Fund balances (before reserves) at June 30 of approximately $405.1 million in fiscal year 1994, $486.7 million in fiscal year 1995, $368.5 million in fiscal year 1996 and $375.1 million in fiscal year 1997. The fiscal year 1998 ending General Fund balance (before reserves) is projected at $320.0 million.
   Revenues for the fiscal year ending June 30, 1997, showed Colorado's general fund increasing after a slowdown in 1996. Revenues grew by $410.7 million to $4,679.4 million, a 9.6% increase from 1996. This figure was higher than the fiscal year 1996 pace of 6.8%. General Fund revenues exceeded expenditures by $145.0 million. The turnaround in fiscal year 1997 came as a result of surging corporate, use and individual income taxes, which rose 15.3%, 11.0% and 12.6%, respectively.
   For fiscal year 1997, the following tax categories generated the following respective revenue percentages of the State's $4,679.4 million total gross receipts: individual income taxes represented 55% of gross fiscal year 1997 receipts; sales, use and excise taxes represented 30.5% of gross fiscal year 1997 receipts; and corporate income taxes represented 5.1% of gross fiscal year 1997 receipts. The percentages of General Fund revenue generated by type of tax for fiscal year 1998 are not expected to be significantly different from fiscal year 1997 percentages.
   For fiscal year 1998, General Fund revenues are projected at $5,230.6 million. Revenue growth is expected to increase 11.8% over FY 1997 actual revenues. General fund expenditures are estimated at $4,716.2 million. The ending General Fund balance for fiscal year 1998, after reserve set-asides, is $143.1 million.
   State Debt. Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.
   State Economy. Based on data published by the Colorado Department of Labor and Employment, total wage and salary employment in 1997 was 1,977,000 (seasonally adjusted). This was an increase of 76,600 from 1996. Services and trade were the number one and two largest growing industries in Colorado in 1997, followed by the finance, insurance, and real estate sector. Construction was the fourth largest source of employment growth in 1997.
   The annual average unemployment rate in Colorado from 1994 to 1996 remained stable at 4.2%. In 1997, the unemployment rate in Colorado dropped to 3.3% while the nation's unemployment rate was 5.0%. Colorado's job growth rate increased 4.0% in 1997, an increase from the 3.6% growth rate in 1996. In comparison, the job growth rate for the United States in 1996 and 1997 was 2.0% and 2.3%, respectively. Total nonagricultural employment in Colorado is expected to increase 3.4% in 1998.
   Personal income rose 7.0% in Colorado during 1997 as compared with 5.8% for the nation as a whole. In 1998, Colorado's personal income is expected to drop to 5.8%, yet outpacing the nation's 1998 estimated rate of 5.2%.
   The year 1998 will look much like 1997. There will be some slowing of population, housing starts and employment, but the outlook is still strong. Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

                              NEW YORK RISK FACTORS

   A resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the New York IM-IT Trust are sold, redeemed or paid at maturity or when his Units are sold or redeemed, such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held in the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).
   Interest or gain from the New York IM-IT Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New
York City).
   Amounts paid on defaulted New York Obligations held by the Trustee under policies of insurance issued with respect to such New York Obligations will be excludable from income for New York State and New York City income tax purposes, if and to the same extent as, such interest would have been excludable if paid by the respective issuer.
   For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of New York obligations.
   If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in any New York Trust.
   The Portfolio of the New York IM-IT Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").
   Some of the more significant events relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is based in part on Official Statements issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.
   There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.
   (1) The State: The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.
   The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State. However, the State's 1995-96 budget reflected significant actions to reduce the burden of State taxation, including adoption of a 3-year, 20% reduction in the State's personal income tax. During 1996-97, New York led the nation in tax cuts, at 54.1%, bringing the total value of tax reductions in effect for the 1997 year to over $6 billion. Annual savings are intended to grow to $12 billion by 2001-02. When measured as a percentage of personal income, state-imposed taxes in New York should be below the national median in 1998. The budget for fiscal year 1998-99 proposes an additional $700 million in tax reductions.
   Slowdown of Regional Economy. A national recession commenced in mid-1990. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. In the last few years, New York has shown signs of economic resurgence. New York has gone from last in the nation in percentage of private sector employment growth to a level that is on par with the national average, gaining 250,000 private sector jobs since December 1994. Overall employment growth was close to 1.4% for 1997. National employment growth in 1997 was estimated at 2.3%. The New York economy in 1998 is expected to grow at about the same rate as in 1997. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements. Personal income is expected to increase 6.1% in 1997 and 4.5% in 1998.
   1997-98 Fiscal Year. The 1997-98 General Fund Financial Plan continues to be balanced, with a projected surplus of $1.83 billion. This will be the third consecutive budget surplus generated by the Governor's administration. Of this amount, $700 million is being used to finance one-time costs related to an extra 27th payroll and 53rd Medicaid cycle ($282 million) due to the cyclical timing of these payments and to provide "hard-dollar" financing for capital projects of the Community Enhancement Facilities Assistance Program which were previously anticipated to be supported with bond proceeds. Proposed tax cut accelerations account for the use of another $685 million of the surplus. Of the remainder, $365 million is being used to finance 1998-99 Executive Budget recommendations, and $68 million is being deposited into the Tax Stabilization Reserve Fund (the State's "rainy day" fund) as provided by the Constitution. This is the third consecutive extraordinary deposit in the rainy day fund and increases the size of that fund to $400 million by the end of 1997-98, the highest balance ever achieved.
   The surplus results primarily from growth in projected receipts. As compared to the enacted budget, revenues increased by $1.28 billion, while disbursements increased by only $565 million. These changes from Mid-Year Financial Plan projections reflect actual results through December 1997 as well as modified economic and caseload projections for the balance of the fiscal year.
   The General Fund is projected to be balanced on a cash basis for the 1997-98 fiscal year. Total receipts and transfers from other funds are projected to be $35.197 billion, an increase of $216 billion from total receipts in the prior fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $35.165 billion, an increase of $2.26 billion from the total amount disbursed in the prior fiscal year.
   The General Fund closing balance is expected to be $465 million at the end of 1997-98. Of this amount, $400 million will be on deposit in the Tax Stabilization Reserve Fund (TSRF), while another $65 million will be on deposit in the Contingency Reserve Fund (CRF) after a $24 million deposit in 1997-98. The TSRF had an opening balance of $317 million to be supplemented by a required payment of $15 million and an extraordinary maximum deposit of $68 million from surplus 1997-98 monies.
   In recent years, State actions affecting the level of receipts and disbursements, as well as the relative strength of the State and regional economy, actions of the Federal government and other factors, have created structural gaps for the State. These gaps resulted from a significant disparity between recurring revenues and the costs of maintaining or increasing the level of support for State programs. As noted, the 1997-98 enacted budget combines significant tax and program reductions which will, in the current and future years, lower both the recurring receipts base (before the effect of any economic stimulus from such tax reductions) and the historical annual growth in State program spending. Notwithstanding these changes, the State can expect to continue to confront structural deficits in future years.
   One major uncertainty to the 1997-98 State Financial Plan continues to be risks related to the economy and tax collections, which could produce either favorable or unfavorable variances during the balance of the year. It is possible that recent changes could produce slower economic growth and a deterioration in State receipts. An additional risk to the 1997-98 State Financial Plan arises from the potential impact of certain litigation now pending against the State, which could produce adverse effects on the State's projections of receipts and disbursements.
   1998-99 Fiscal Year. General Fund receipts in 1998-99 will reflect the initial phases of the STAR property tax reduction program as well as the continuing impact of other 1997 and earlier tax reduction accomplishments. In addition, the 1998-99 budget reflects several tax reduction proposals that will reduce receipts available to the General Fund by about $700 million during the fiscal year. Recurring growth in the State General Fund tax base is projected to be nearly 6% during 1998-99. That growth rate is lower than that achieved in 1996-97 or currently estimated for 1997-98 and roughly equivalent to the rate experienced in 1995-96. Total General Fund receipts for 1998-99 are projected at $36.22 billion, an increase of more than $1 billion from the revised 1997-98 estimate. The largest source of receipts is the sales and use tax which accounts for nearly 80% of projected receipts.
   Total General Fund spending in the 1998-99 Executive Budget is projected to increase $1.02 billion of 2.89% from the current year. The average annual increase since 1994-95 is 1.85%. This rate is below the rate of inflation and much lower than the average annual increase of 5.4% prior to 1994-95. Education's recommended share of General Fund spending is 30% in 1998-99 and criminal justice spending is 6.5%. Medicaid and welfare spending growth has been reduced, reflecting Medicaid and welfare reforms implemented since 1995.
   The 1998-99 Financial Plan includes approximately $62 million in non-recurring resources, the lowest projected level ever recorded. In fiscal year 1986-87 through 1994-95, the average annual level of one-timers was approximately $819 million.
   The projected 1998-99 closing fund balance of $500 million in the General Fund is composed of monies available in the TSRF and the CRF. An additional deposit of $35 million will supplement the $65 million balance in the CRF, increasing that amount available for possible litigation risks to $100 million in 1998-99.
   On November 16, 1993, the Court of Appeals, the State's highest court, affirmed the decision of a lower court in three actions, which declared unconstitutional State actuarial funding methods for determining State and local contributions to the State employee retirement system. Following the decision, the State Comptroller developed a plan to phase in a constitutional funding method and to restore prior funding levels of the retirement systems over a four-year period. The plan is not expected to require the State to make additional contributions with respect to the 1993-94 fiscal year nor to materially and adversely affect the State's financial condition thereafter. Through fiscal year 1998-99, the State expects to contribute $643 million more to the retirement plans that would have been required under the prior funding method.
   Future Fiscal Years. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.
   Indebtedness. As of March 31, 1997, the total amount of long-term State general obligation debt authorized but unissued stood at $2.767 billion. As of the same date, the State had approximately $5.03 billion in outstanding general obligation debt, including $294 million of Bond Anticipation Notes ("BANS") outstanding.
   As of March 31, 1997, $22.499 billion of bonds, issued in connection with lease-purchase and contractual obligation financings of State capital programs, were outstanding. The total amount of outstanding State-supported debt as of March 31, 1997 was $32.766 billion. As of March 31, 1997, total State-related debt (which includes the State-supported debt, moral obligation and certain other financings and State-guaranteed debt) was $37.114 billion.
   The State anticipates that its borrowings for capital purposes during the State's 1997-98 fiscal year will consist of $605 million in general obligation bonds and BANS and $140 million in general obligation commercial paper. The Legislature has also authorized the issuance of $311 million in certificates of participation (including costs of issuance, reserve funds and other costs) during the State's 1997-98 fiscal year for equipment purchases. The projection of the State regarding its borrowings for the 1997-98 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.
   In June 1990, legislation was enacted creating the New York Local Government Assistance Corporation ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. As of June, 1995, LGAC had issued bonds and notes to provide net proceeds of $4.7 billion, and has been authorized to issue its bonds to provide net proceeds of up to $529 million during the State's 1995-96 fiscal year to redeem notes sold in June 1995. The LGAC program was completed in 1995-96 with the issuance of the last installment of authorized bond sales. As of March 31, 1997, $5.239 billion remained outstanding of the LGAC.
   Ratings. Moody's rating of the State's general obligation bonds is Aa2 and S&P's rating is A. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P's previous rating was A- on January 13, 1992. S&P's ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.
   (2) The City and the Municipal Assistance Corporation ("MAC"): The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.
   In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).
   From 1993 to 1996, the rate of economic growth in the City slowed substantially. The City's economic improvement significantly accelerated in fiscal year 1997, resulting in an unusually high, across-the-board increase in tax receipts. Much of the increase can be traced to the performance of the securities industry, but the City's economy has produced gains in retail trade, tourism, and in business services. In 1997, the City experienced the largest private sector job growth in the last 13 years.
   Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.
   The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1997-98 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.
   The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City projections set forth in its financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in such financial plan.
   Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1996 through 1999 contemplates the issuance of $9.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. In addition, the City issues revenue and tax anticipation notes to finance its seasonal work capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. Future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.
   1996-99 Financial Plan. On July 11, 1995, the City submitted to the Control Board the 1996-99 Financial Plan, which relates to the City, the Board of Education and the City University of New York. The 1996-99 Financial Plan is based on the City's expense and capital budgets for the City's 1996 fiscal year, which were adopted on June 14, 1995, and sets forth proposed actions by the City for the 1996 fiscal year to close substantial projected budget gaps resulting from lower than projected tax receipts and other revenues and greater than projected expenditures. In addition to substantial proposed agency expenditure reductions and productivity, efficiency and labor initiatives negotiated with the City's labor unions, the 1996-99 Financial Plan reflects a strategy to substantially reduce spending for entitlements for the 1996 and subsequent fiscal years.
   1998-2002 Financial Plan. In January, 1998, the New York City mayor announced the City's Financial Plan for Fiscal Years 1998-2002. For the second year in a row, the New York City four-year financial plan contains a record surplus of more than $1 billion. Since the adoption of the fiscal year 1998 budget, the City is now forecasting additional resources of $3.1 billion. Approximately 73% will be used to reduce the out-year gaps, 19% will fund targeted educational, public safety and other initiatives, and 8% will be used to reduce taxes further.
   To reduce the out-year gaps, the City has imposed fiscal discipline on the rate of growth of City spending which has, over the last four years, been held below the rate of inflation. For fiscal year 1999, the proposed City-funded spending increase will be held to 0.6%. The budget stabilization account, established for the first time in 1997, will be maintained in fiscal year 1999 at $210 million with an additional $210 million created for fiscal year 2000. As a result of this fiscal planning, the out-year gaps have been cut in half compared to six years ago: fiscal year 1993 was $13.3 billion and fiscal year 1998 is $6.75 billion.
   According to recent staff reports, while economic recovery in New York City has been slower than in other regions of the country, a surge in Wall Street profitability resulted in increased tax revenues and generated a substantial surplus for the City in City fiscal year 1996-97. Although several sectors of the City's economy have expanded recently, especially tourism and business and professional services, City tax revenues remain heavily dependent on the continued profitability of the securities industry and the course of the national economy. These reports have also indicated that recent City budgets have been balanced in part through the use of non-recurring resources; that the City's Financial Plan tends to rely on actions outside its direct control; that the City has not yet brought its long-term expenditure growth in line with recurring revenue growth; and that the City is therefore likely to continue to face substantial gaps between forecast revenues and expenditures in future years that must be closed with reduced expenditures and/or increased revenues.
   Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.
   Litigation. The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. The 1996-99 Financial Plan includes provisions for judgments and claims of $279 million, $236 million, $251 million and $264 million for the 1996 through 1999 fiscal years, respectively.
   Ratings. As of March 1996, Moody's rating of the City's general obligation bonds stood at Baa1. S&P's current rating of the City's general obligation bonds is BBB+. S&P's previous rating of the City's general obligation bonds was A-.
   On July 10, 1995, S&P revised downward its rating on City general obligation bonds from A- to BBB+ and removed City bonds from CreditWatch. S&P stated that "structural budgetary balance remains elusive because of persistent softness in the City's economy, highlighted by weak job growth and a growing dependence on the historically volatile financial services sector." Other factors identified by S&P in lowering its rating on City bonds included a trend of using one-time measures, including debt refinancings, to close projected budget gaps, dependence on unratified labor savings to help balance financial plans, optimistic projections of additional Federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels. Fitch IBCA Inc. (formerly Fitch Investors Service, L.P.) continues to rate the City general obligation bonds A-.
   On February 11, 1991, Moody's had lowered its rating from A. Previously, Moody's had raised its rating to A in May 1988, to Baa1 in December 1986, to Baa in November 1983 and to Ba1 in November 1981. S&P had raised its rating to A- in November 1987, to BBB+ in July 1985 and to BBB in March 1981.
   Indebtedness. As of June 30, 1997, the City had $3.671 billion of outstanding debt service of which $3.515 billion was net long-term indebtedness.
   (3) The State Agencies: Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.
   (4) State Litigation: The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.
   The State is also engaged in a variety of claims wherein significant monetary damages are sought. In 1997, a civil rights claim alleging intentional school segregation in Yonkers has resulted in a $9 million judgment for plaintiffs that the State must pay.
   Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.
   (5) Other Municipalities: Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance and the need to reduce their spending or increase their revenues. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1997-98 fiscal year.
   Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the re-establishment of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in increased State expenditures for extraordinary local assistance.
   Beginning in 1990, the City of Troy experienced a series of budgetary deficits that resulted in the establishment of a Supervisory Board for the City of Troy in 1994. The Supervisory Board's powers were increased in 1995, when Troy MAC was created to help Troy avoid default on certain obligations. The legislation creating Troy MAC prohibits the City of Troy from seeking federal bankruptcy protection while Troy MAC bonds are outstanding. Troy MAC has issued bonds to effect a restructuring of the City of Troy's obligations.
   Eighteen municipalities received extraordinary assistance during the 1996 legislative session through $50 million in special appropriations targeted for distressed cities, aid that was largely continued in 1997. Twenty-eight municipalities are scheduled to share the more than $32 million in targeted unrestricted aid allocated in the 1997-98 budget. An additional $21 million will be dispersed among all cities, towns and villages, a 3.97% increase in General Purpose State Aid.
   Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1995, the total indebtedness of all localities in the State other than New York City was approximately $19.0 billion. Approximately $102.3 million of that indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to State enabling legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Eighteen localities had outstanding indebtedness for deficiting financing at the close of their fiscal year ending in 1995.
   From time to time, Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The long range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.
   (6) Other Issuers of New York Municipal Obligations. There are a number of other agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

                       ESTIMATED CASH FLOWS TO UNITHOLDERS
   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

CALIFORNIA
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      May          1998                                  $ 1.56                                          $  1.56
      June         1998  - May        2009                 3.91                                             3.91
      June         2009                                    3.62                  $ 83.30                   86.92
      July         2009  - August     2022                 3.56                                             3.56
      September    2022                                    3.15                   116.63                  119.78
      October      2022  - January    2025                 3.07                                             3.07
      February     2025                                    3.07                    33.32                   36.39
      March        2025  - June       2025                 3.07                                             3.07
      July         2025                                    2.99                    74.98                   77.97
      August       2025  - May        2026                 2.78                                             2.78
      June         2026                                    2.70                    59.98                   62.68
      July         2026  - July       2027                 2.53                                             2.53
      August       2027                                    2.33                   166.61                  168.94
      September    2027  - September  2028                 1.86                                             1.86
      October      2028                                    1.69                   133.29                  134.98
      November     2028  - January    2030                 1.29                                             1.29
      February     2030                                    1.09                   166.61                  167.70
      March        2030  - July       2032                  .62                                              .62
      August       2032                                     .05                   166.61                  166.66

      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      July         1998                                  $ 9.48                                          $  9.48
      January      1999  - January    2009                23.70                                            23.70
      June         2009                                                          $ 83.30                   83.30
      July         2009                                   23.04                                            23.04
      January      2010  - July       2022                21.56                                            21.56
      September    2022                                                           116.63                  116.63
      January      2023                                   19.21                                            19.21
      July         2023  - January    2025                18.64                                            18.64
      February     2025                                                            33.32                   33.32
      July         2025                                   18.56                    74.98                   93.54
      January      2026                                   16.82                                            16.82
      June         2026                                                            59.98                   59.98
      July         2026                                   16.50                                            16.50
      January      2027  - July       2027                15.35                                            15.35
      August       2027                                                           166.61                  166.61
      January      2028                                   11.76                                            11.76
      July         2028                                   11.29                                            11.29
      October      2028                                                           133.29                  133.29
      January      2029                                    9.40                                             9.40
      July         2029  - January    2030                 7.86                                             7.86
      February     2030                                                           166.61                  166.61
      July         2030                                    4.27                                             4.27
      January      2031  - July       2032                 3.80                                             3.80
      August       2032                                     .05                   166.61                  166.66
   COLORADO
   MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      May          1998                                  $ 1.53                                          $  1.53
      June         1998  - November   2017                 3.85                                             3.85
      December     2017                                    3.70                  $120.71                  124.41
      January      2018                                    2.95                   120.71                  123.66
      February     2018  - December   2022                 2.87                                             2.87
      January      2023                                    2.38                   144.86                  147.24
      February     2023  - November   2023                 2.29                                             2.29
      December     2023                                    1.86                   120.72                  122.58
      January      2024  - May        2024                 1.78                                             1.78
      June         2024                                    1.63                   120.71                  122.34
      July         2024                                    1.29                                             1.29
      August       2024                                    1.29                    24.14                   25.43
      September    2024  - November   2025                 1.29                                             1.29
      December     2025                                    1.12                   144.86                  145.98
      January      2026  - August     2026                  .71                                              .71
      September    2026                                     .56                   120.72                  121.28
      October      2026  - June       2028                  .22                                              .22
      July         2028                                     .13                    72.42                   72.55

      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JULY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 JANUARY UNLESS                        INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      July         1998                                  $ 9.32                                          $  9.32
      January      1999  - July       2017                23.30                                            23.30
      December     2017                                                          $120.71                  120.71
      January      2018                                   22.25                   120.71                  142.96
      July         2018  - July       2022                17.41                                            17.41
      January      2023                                   16.92                   144.86                  161.78
      July         2023                                   13.88                                            13.88
      December     2023                                                           120.72                  120.72
      January      2024                                   12.93                                            12.93
      June         2024                                                           120.71                  120.71
      July         2024                                   10.15                                            10.15
      August       2024                                                            24.14                   24.14
      January      2025  - July       2025                 7.85                                             7.85
      December     2025                                                           144.86                  144.86
      January      2026                                    7.09                                             7.09
      July         2026                                    4.32                                             4.32
      September    2026                                                           120.72                  120.72
      January      2027                                    2.21                                             2.21
      July         2027  - January    2028                 1.37                                             1.37
      July         2028                                    1.29                    72.42                   73.71

   NEW YORK
   MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      May          1998                                  $ 1.56                                          $  1.56
      June         1998  - March      2021                 3.91                                             3.91
      April        2021                                    3.87                  $ 32.54                   36.41
      May          2021  - July       2021                 3.78                                             3.78
      August       2021                                    3.78                    21.35                   25.13
      September    2021  - June       2024                 3.78                                             3.78
      July         2024                                    3.62                   130.17                  133.79
      August       2024  - June       2026                 3.25                                             3.25
      July         2026                                    3.15                    81.35                   84.50
      August       2026  - June       2027                 2.92                                             2.92
      July         2027                                    2.72                   162.71                  165.43
      August       2027                                    2.25                                             2.25
      September    2027                                    1.69                   162.71                  164.40
      October      2027  - June       2028                 1.57                                             1.57
      July         2028                                    1.39                   156.20                  157.59
      August       2028  - June       2029                  .95                                              .95
      July         2029                                     .37                   162.70                  163.07
      August       2029  - July       2032                  .26                                              .26
      August       2032                                     .16                    81.36                   81.52

      SEMI-ANNUAL
               DISTRIBUTION DATES
                  (EACH MAY AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 NOVEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ---------------------------------------------------------------------------------------------------------------
      May          1998                                  $ 1.58                                          $  1.58
      November     1998  - November   2020                23.75                                            23.75
      April        2021                                                          $ 32.54                   32.54
      May          2021                                   23.57                                            23.57
      August       2021                                                            21.35                   21.35
      November     2021  - May        2024                22.96                                            22.96
      July         2024                                                           130.17                  130.17
      November     2024                                   20.63                                            20.63
      May          2025  - May        2026                19.71                                            19.71
      July         2026                                                            81.35                   81.35
      November     2026                                   18.29                                            18.29
      May          2027                                   17.73                                            17.73
      July         2027                                                           162.71                  162.71
      September    2027                                                           162.71                  162.71
      November     2027                                   12.89                                            12.89
      May          2028                                    9.59                                             9.59
      July         2028                                                           156.20                  156.20
      November     2028                                    6.87                                             6.87
      May          2029                                    5.79                                             5.79
      July         2029                                                           162.70                  162.70
      November     2029                                    2.43                                             2.43
      May          2030  - May        2032                 1.62                                             1.62
      August       2032                                     .71                    81.36                   82.07





                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment of Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, ratings services and legal counsel

The following exhibits:

1.1      Copy of Trust Agreement.

1.5      Copy of Agreement Among Underwriters.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal, California and Colorado income tax status of securities being registered.

3.3 Opinions and consent of counsel as to New York income tax status of the Fund under New York law.

4.1      Consent of Interactive Data Corp.

4.2      Consent of Standard & Poor's.

4.3      Consent of Independent Certified Public Accountants.

EX-27    Financial Data Schedules

                                   SIGNATURES

         The Registrant, Insured Municipals Income Trust, 230th Insured Multi-Series hereby identifies Insured Municipals Income Trust, 77th Insured Multi-Series and Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 230th Insured Multi-Series has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 23rd day of April, 1998.

                             INSURED MUNICIPALS INCOME TRUST
                               230th
                              INSURED MULTI-SERIES

                             By VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.


                             By             GINA M. COSTELLO
                                                        Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 23, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

        SIGNATURE                                  TITLE

Don G. Powell                       Chairman and Chief Executive           )
                                      Officer                              )

John H. Zimmerman                   President and Chief                    )
                                      Operating Officer

Ronald A. Nyberg                    Executive Vice President and           )
                                      General Counsel

William R. Rybak                    Executive Vice President and           )
                                      Chief Financial Officer              )


                                              GINA M. COSTELLO
                                                   (Attorney-in-fact*)

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* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (file No. 33-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (file No. 333-44581).